UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of **October 2010**

Commission File Number 001-31269

ALCON, INC.

(Translation of registrant's name into English)

Bösch 69
P.O. Box 62
6331 Hünenberg, Switzerland
41-41-785-8888
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F [x] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes [ ] No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

Incorporation by Reference

This Report of Foreign Private Issuer on Form 6-K shall be incorporated by reference into the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on April 24, 2002, the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on October 25, 2002 and amended on December 12, 2003, the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on December 12, 2003, and the two Registration Statements on Form S-8 filed with the Securities and Exchange Commission on October 29, 2009.

ALCON, INC.

FINANCIAL INFORMATION FOR THE

THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2010 AND 2009

ITEM 1. CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

ALCON, INC. AND SUBSIDIARIES
Condensed Consolidated Balance Sheets (Unaudited)
(in millions, except share data)

	September 30, 2010		December 31, 2009	
Assets				
Current assets:				
Cash and cash equivalents	$	2,196	$	3,007
Short term investments		767		479
Trade receivables, net		1,473		1,346
Inventories		692		626
Deferred income tax assets		175		162
Other current assets		301		213
Total current assets		5,604		5,833
Long term investments		273		73
Property, plant and equipment, net		1,345		1,304
Intangible assets, net		974		255
Goodwill		834		688
Long term deferred income tax assets		263		391
Other assets		164		142
Total assets	$	9,457	$	8,686
Liabilities and Shareholders' Equity				
Current liabilities:				
Accounts payable	$	376	$	321
Short term borrowings		282		607
Current maturities of long term debt		60		--
Other current liabilities		1,020		1,047
Total current liabilities		1,738		1,975
Long term debt, net of current maturities		--		56
Long term deferred income tax liabilities		68		59
Other long term liabilities		924		691
Contingencies				
Shareholders' equity:				
Common shares, par value CHF 0.20 per share, 330,254,200 shares authorized; 304,805,023 shares issued and 301,929,822 shares outstanding at September 30, 2010; 304,016,290 shares issued and 299,550,733 shares outstanding at December 31, 2009		42		42
Additional paid-in capital		1,639		1,535
Accumulated other comprehensive income		143		203
Retained earnings		5,184		4,533
Treasury shares, at cost; 2,875,201 shares at September 30, 2010 and 4,465,557 shares at December 31, 2009		(281)		(408)
Total shareholders' equity		6,727		5,905
Total liabilities and shareholders' equity	$	9,457	$	8,686

See accompanying notes to condensed consolidated financial statements.

ALCON, INC. AND SUBSIDIARIES
Condensed Consolidated Statements of Earnings (Unaudited)
(in millions, except share data)

	Three months ended September 30,		Nine months ended September 30,	
	2010	**2009**	**2010**	**2009**
Sales	$ 1,760	$ 1,614	$ 5,367	$ 4,784
Cost of goods sold	422	399	1,240	1,168
Gross profit	1,338	1,215	4,127	3,616
Selling, general and administrative	511	474	1,511	1,414
Research and development	184	158	537	461
Amortization of intangibles	15	5	39	17
Other operating expenses	133	--	141	--
Operating income	495	578	1,899	1,724
Other income (expense):				
Gain (loss) from foreign currency, net	3	--	(4)	(1)
Interest income	6	13	22	37
Interest expense	(2)	(3)	(7)	(13)
Other, net	--	6	36	12
Earnings before income taxes	502	594	1,946	1,759
Income taxes	56	79	257	210
Net earnings	$ 446	$ 515	$ 1,689	$ 1,549
Basic earnings per common share	$ 1.48	$ 1.72	$ 5.62	$ 5.19
Diluted earnings per common share	$ 1.47	$ 1.71	$ 5.56	$ 5.15
Basic weighted average common shares	300,997,931	298,875,564	300,481,101	298,734,923
Diluted weighted average common shares	304,088,194	301,894,468	303,769,943	300,856,409

See accompanying notes to condensed consolidated financial statements.

ALCON, INC. AND SUBSIDIARIES
Condensed Consolidated Statements of Cash Flows (Unaudited)
(in millions)

	Nine months ended September 30,	
	2010	**2009**
Cash provided by (used in) operating activities:		
Net earnings	$ 1,689	$ 1,549
Adjustments to reconcile net earnings to cash provided from operating activities:		
Depreciation	157	142
Amortization of intangibles	39	17
Share-based payments	61	58
Tax benefits from share-based compensation	7	2
Deferred income taxes	(16)	41
Loss (gain) on sale of assets	(32)	61
Unrealized appreciation on trading securities	(5)	(73)
Other, net	2	(3)
Changes in operating assets and liabilities, net of effects from business acquisitions:		
Trade receivables	(123)	(123)
Inventories	(58)	(34)
Other assets	(106)	(22)
Accounts payable	54	79
Other current liabilities	(26)	59
Other long term liabilities	121	22
Net cash from operating activities	1,764	1,775
Cash provided by (used in) investing activities:		
Purchases of property, plant and equipment	(210)	(226)
Acquisitions of businesses, net of cash acquired	(529)	(149)
Purchases of intangible assets	(137)	(4)
Purchases of investments	(1,978)	(795)
Proceeds from sales and maturities of investments	1,502	917
Other, net	3	7
Net cash from investing activities	(1,349)	(250)
Cash provided by (used in) financing activities:		
Net proceeds from (repayment of) short term debt	(348)	(436)
Repayment of long term debt	--	(1)
Dividends on common shares	(1,037)	(1,048)
Acquisition of treasury shares	(29)	(5)
Proceeds from exercise of stock options	145	21
Tax benefits from share-based payment arrangements	46	2
Net cash from financing activities	(1,223)	(1,467)
Effect of exchange rates on cash and cash equivalents	(3)	12
Net increase (decrease) in cash and cash equivalents	(811)	70
Cash and cash equivalents, beginning of period	3,007	2,449
Cash and cash equivalents, end of period	$ 2,196	$ 2,519

See accompanying notes to condensed consolidated financial statements.

ALCON, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
(in millions, except share and per share data)

(1) Condensed Consolidated Financial Statements

Alcon, Inc. ("Alcon"), a Swiss corporation, is a majority owned subsidiary of Novartis AG. During July 2008, Nestlé S.A. sold approximately 74 million of its Alcon common shares to Novartis. At December 31, 2009, Nestlé owned 156,076,263 common shares of Alcon. In January 2010, Novartis exercised its call option for Nestlé's remaining Alcon common shares and proposed a merger of Alcon with and into Novartis, as discussed in note 13. In August 2010, Novartis acquired Nestlé's remaining Alcon shares and owned 230,137,500 Alcon common shares at September 30, 2010.

The interim condensed consolidated financial statements of Alcon and its subsidiaries (collectively, the "Company") are unaudited. Amounts presented at December 31, 2009 are based on the audited consolidated financial statements appearing in Alcon's annual report on Form 20-F filed with the U.S. Securities and Exchange Commission. The interim condensed consolidated financial statements and notes thereto do not include all disclosures required by accounting principles generally accepted in the United States of America ("U.S. GAAP") and should be read in conjunction with the audited consolidated financial statements and the notes thereto included in Alcon's annual report on Form 20-F.

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with U.S. GAAP. Actual results could differ from those estimates.

In management's opinion, the interim condensed consolidated financial statements reflect all adjustments (consisting only of normal recurring accruals) necessary to present fairly the results for the interim periods presented. Results for interim periods are not necessarily indicative of results that ultimately will be achieved for a full year.

(2) Earnings Per Share

Basic earnings per common share were computed by dividing net earnings by the weighted average number of common shares outstanding for the relevant period. The unvested portion of restricted common shares was excluded in the calculation of basic weighted average common shares outstanding. Diluted weighted average common shares reflect the potential dilution, using the treasury stock method, that could occur if employee stock options for the purchase of common shares and share-settled stock appreciation rights were exercised and if share-settled restricted share units, performance share units and contingent restricted common shares granted to employees were vested.

The following table reconciles the weighted average shares of the basic and diluted share computations:

	Three months ended September 30,		Nine months ended September 30,	
	2010	2009	2010	2009
Basic weighted average common shares outstanding	300,997,931	298,875,564	300,481,101	298,734,923
Effect of dilutive securities:				
Employee stock options	1,652,699	2,093,341	1,860,934	1,662,213
Share-settled stock appreciation rights	1,063,401	597,588	1,059,683	219,180
Share-settled restricted share units and performance share units	374,027	245,869	354,300	145,650
Contingent restricted common shares	136	82,106	13,925	94,443
Diluted weighted average common shares outstanding	304,088,194	301,894,468	303,769,943	300,856,409

(in millions, except share and per share data)

Certain executives of the Company had deferred the receipt of 71,681 and 118,180 Alcon common shares at September 30, 2010 and 2009, respectively, into the Alcon Executive Deferred Compensation Plan. Alcon common shares held in the plan were reflected as outstanding in the condensed consolidated balance sheets and were included in the applicable basic and diluted earnings per share calculations.

The computations of diluted weighted average common shares outstanding for the periods ended September 30, 2010 and 2009 did not include the following instruments, as their exercise prices and unrecognized costs were greater than the average market price of the common shares:

	2010	2009
Employee stock options	--	135,822
Share-settled stock appreciation rights	1,350	1,014,895

The effect of their inclusion would have been anti-dilutive.

(3) Cash Flows—Supplemental Disclosure

	Nine months ended September 30,	
	2010	2009
Supplemental Disclosure of Cash Flow Information:		
Cash paid during the period for the following:		
Interest expense, net of amount capitalized	$ 8	$ 11
Income taxes	$ 238	$ 180

(4) Supplemental Balance Sheet Information

	September 30, 2010	December 31, 2009
Inventories, at Lower of Cost or Market		
Finished products	$ 427	$ 375
Work in process	54	50
Raw materials	211	201
Total	$ 692	$ 626

	September 30, 2010	December 31, 2009
Property, Plant and Equipment, Net		
Property, plant and equipment, at cost	$ 2,813	$ 2,650
Accumulated depreciation	(1,468)	(1,346)
Total	$ 1,345	$ 1,304

(in millions, except share and per share data)

	September 30, 2010	December 31, 2009
Other Current Liabilities		
Accrued compensation	$ 319	$ 333
Accrued taxes	201	201
Accrued product rebates	257	221
Other	243	292
Total	$ 1,020	$ 1,047

	September 30, 2010	December 31, 2009
Accumulated Other Comprehensive Income (Loss)		
Foreign currency translation adjustment	$ 229	$ 265
Unrealized gains on investments, net of income taxes	7	30
Unrecognized postretirement losses and prior service costs, net of tax benefits	(93)	(92)
Total	$ 143	$ 203

(5) Investments

At September 30, 2010 and December 31, 2009, investments were:

	September 30, 2010	December 31, 2009
Short term investments:		
Trading securities	$ 6	$ 22
Available-for-sale investments	761	457
Total short term investments	$ 767	$ 479
Long term investments—available-for-sale investments	$ 273	$ 73

At September 30, 2010 and December 31, 2009, trading securities were:

	September 30, 2010		December 31, 2009	
	Net Unrealized Gains (Losses)	Estimated Fair Value	Net Unrealized Gains (Losses)	Estimated Fair Value
Total trading securities	$ (4)	$ 6	$ (9)	$ 22

(in millions, except share and per share data)

At September 30, 2010, available-for-sale investments were:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Short term investments:				
U.S. government and agency securities	$ 304	$ 2	$ --	$ 306
Mortgage-backed securities	7	--	--	7
Corporate debt securities	425	3	(1)	427
Foreign government bonds	18	--	--	18
State and municipal securities	3	--	--	3
Total short term investments	757	5	(1)	761
Long term investments:				
U.S. government and agency securities	199	2	--	201
Mortgage-backed securities	5	--	--	5
Corporate debt securities	66	1	--	67
Total long term investments	270	3	--	273
Total available-for-sale investments	$ 1,027	$ 8	$ (1)	$ 1,034

At December 31, 2009, available-for-sale investments were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Short term investments:				
U.S. government and agency securities	$ 129	$ --	$ (1)	$ 128
Mortgage-backed securities fund	75	7	--	82
Mortgage-backed securities	6	--	--	6
Senior secured bank loans fund	131	23	--	154
Corporate debt securities	43	--	--	43
Equity securities	29	--	--	29
Other investments	15	--	--	15
Total short term investments	428	30	(1)	457
Long term investments:				
U.S. government and agency securities	52	--	(1)	51
Mortgage-backed securities	10	--	--	10
Equity securities	2	--	--	2
Other investments	8	2	--	10
Total long term investments	72	2	(1)	73
Total available-for-sale investments	$ 500	$ 32	$ (2)	$ 530

ALCON, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
(in millions, except share and per share data)

The senior secured bank loans fund was a professionally managed fund investing in loans made by banks to large corporate borrowers whose assets were pledged as collateral.

The contractual maturities of available-for-sale investments at September 30, 2010 were:

	Amortized Cost		Estimated Fair Value	
Debt securities, maturing:				
Within one year	$	432	$	432
After 1 year through 10 years		587		594
After 10 years through 15 years		--		--
Beyond 15 years		8		8
Total available-for-sale investments	$	1,027	$	1,034

Activities related to available-for-sale investments were as shown below. The cost of securities sold was based on the specific identification method.

	Three months ended September 30,		Nine months ended September 30,	
	2010	2009	2010	2009
Proceeds from sales and principal repayments	$ 529	$ 186	$ 1,486	$ 634
Gross realized gains on sales	--	2	40	5
Gross realized losses on sales	(1)	(1)	(3)	(3)

The net unrealized holding gains (losses) on trading securities included in earnings were:

	Three months ended September 30,		Nine months ended September 30,	
	2010	2009	2010	2009
Net unrealized holding gains (losses) on trading securities included in earnings	$ --	$ 7	$ 5	$ 73

The net unrealized holding gains (losses) for available-for-sale investments included in accumulated other comprehensive income (loss) in shareholders' equity at September 30, 2010 and December 31, 2009 were $7 and $30, respectively.

The changes in net unrealized gains (losses) on investments, net of taxes, included in accumulated other comprehensive income (loss) were:

(in millions, except share and per share data)

	Three months ended September 30,		Nine months ended September 30,	
	2010	2009	2010	2009
Changes in unrealized holding gains (losses) arising during the period	$ 5	$ 26	$ 13	$ 55
Reclassification adjustment for losses (gains) included in net income	--	(2)	(36)	(3)
Changes in net unrealized gains (losses) on investments, net of taxes	$ 5	$ 24	$ (23)	$ 52

As of September 30, 2010 and December 31, 2009, there were no individual securities with gross unrealized losses on available-for-sale investments greater than $1. Total gross unrealized losses on available-for-sale investments at September 30, 2010 and December 31, 2009 were $1 and $2, respectively.

Investment Income

In the condensed consolidated statements of earnings, other, net, included gains (losses) on investments as follows:

	Three months ended September 30,		Nine months ended September 30,	
	2010	2009	2010	2009
Realized gains (losses) on sale of investments	$ --	$ (3)	$ 32	$ (61)
Net unrealized gains (losses) on investments classified as trading securities	--	7	5	73
Net gains (losses) on investments	$ --	$ 4	$ 37	$ 12

(6) Financial Instruments

Foreign Currency Risk Management

A significant portion of the Company's cash flows is denominated in foreign currencies. Alcon relies on ongoing cash flows generated from foreign sources to support its long term commitments to U.S. dollar-based research and development. To the extent the dollar value of cash flows is diminished as a result of weakening local currencies relative to the dollar, the Company's ability to fund research and other dollar-based strategic initiatives at a consistent level may be impaired. The Company has established a foreign currency risk management program to protect against volatility of non-functional currency monetary assets and liabilities and changes in fair value caused by fluctuations in foreign exchange rates.

The Company primarily utilizes forward exchange contracts for currencies where they are available and economically beneficial to offset the impact of fluctuations in foreign exchange rates on monetary assets and their related cash flows. All outstanding foreign exchange forward contracts are entered into to protect the value of assets or liabilities denominated in currencies other than the entity's functional currency. To the extent hedged, the

(in millions, except share and per share data)

changes in fair value of the forward contracts offset the changes in the value of the assets or liabilities. The changes in value of the foreign exchange forward contracts and the assets/liabilities that are being protected are recorded in foreign exchange gains and losses within other income (expense).

The fair values of forward exchange and option contracts are reported in other current assets and other current liabilities. At September 30, 2010, the fair value hedge derivative instruments have settlement dates in the third and fourth quarters of 2010 and cover a gross notional amount of $650.

The Company believes that, at the balance sheet date, counterparty credit risk was not significant due to the credit quality of the counterparties to the derivatives, which were all large financial institutions primarily in Europe, and the short-term maturities of most derivatives. The credit exposure related to these financial instruments is represented by the fair value of contracts with a positive fair value at the reporting date.

For the periods ended September 30, 2010 and 2009, the effects of foreign exchange derivative instruments were:

		Three months ended September 30, 2010		Nine months ended September 30, 2010	
Derivatives in Fair Value Hedging Relationships	**Location of Gain (Loss) Recognized in Earnings on Derivatives**	**Amount of Gain (Loss) Recognized in Earnings on Derivatives**	**Amount of Gain (Loss) on the Hedged Items**	**Amount of Gain (Loss) Recognized in Earnings on Derivatives**	**Amount of Gain (Loss) on the Hedged Items**
Foreign exchange forward contracts	Gain (loss) from foreign currency, net	$ (60)	$ 56	$ (18)	$ 9

		Three months ended September 30, 2009		Nine months ended September 30, 2009	
Derivatives in Fair Value Hedging Relationships	**Location of Gain (Loss) Recognized in Earnings on Derivatives**	**Amount of Gain (Loss) Recognized in Earnings on Derivatives**	**Amount of Gain (Loss) on the Hedged Items**	**Amount of Gain (Loss) Recognized in Earnings on Derivatives**	**Amount of Gain (Loss) on the Hedged Items**
Foreign exchange forward contracts	Gain (loss) from foreign currency, net	$ (65)	$ 64	$ (35)	$ 31

Interest Rate Risk Management

The Company may use interest rate swaps on certain investing and borrowing transactions to manage its net exposure to interest rate changes and to reduce its overall cost of borrowing. The Company does not use leveraged swaps and does not leverage any of its investment activities that would put capital at risk.

(in millions, except share and per share data)

At September 30, 2010, in connection with a long term bank loan, the Company had an interest rate swap fair value hedge outstanding in the notional principal amount of $60 at the respective quarter-end exchange rate. The fair value of the interest rate swap agreement is reported in other current assets. This interest rate swap did not have a significant effect on results of operations in 2010 and 2009. The long term bank loan matures in January 2011.

Fair Value of Financial Instruments

At September 30, 2010 and December 31, 2009, the Company's financial instruments included cash and cash equivalents, investments, trade receivables, accounts payable, short term borrowings, long term debt and the estimated fair value of certain contingent payments. The estimated fair values of these financial instruments are noted below. Due to the short term maturities of cash and cash equivalents, trade receivables, accounts payable and short term borrowings, the carrying amounts approximate fair values at the respective balance sheet dates.

At September 30, 2010, the Company's cash equivalents included $204 of instruments that were tri-party fully collateralized reverse repurchase agreements. They were transacted on September 30, 2010 and matured "overnight" on October 1, 2010, the next business day. The Company utilized this type of transaction to enhance yields on available cash balances, while maintaining liquidity. These securities were recorded at cost, which approximated fair value.

The Company received debt and equity securities as collateral for its advances under the reverse repurchase agreements. A financial institution other than the seller held the collateral for the Company's benefit. The value and the liquidity of the underlying collateral were required to be between 102% and 110%, depending upon the credit of collateral, of the advanced amount and were evaluated by an independent third-party custodian. The Company recorded only its advances under the agreements as cash equivalents at the time of entering the transactions and recognized the interest income upon settlement. The collateral value or changes in collateral value were not recorded or recognized.

The fair values of long term debt were based on interest rates then currently available to the Company for issuance of debt with similar terms and remaining maturities. The fair values of investments and acquisition-related contingent payments were determined as discussed below.

	September 30, 2010		**December 31, 2009**	
	Carrying Amounts	**Fair Value**	**Carrying Amounts**	**Fair Value**
Assets:				
Short term trading and available-for-sale investments	$ 767	$ 767	$ 479	$ 479
Long term available-for-sale investments	273	273	73	73
Forward exchange contracts	--	--	6	6
Interest rate swaps	--	--	1	1
Liabilities:				
Long term debt, excluding capital lease obligations	60	60	56	56
Liability for acquisition-related contingent payments	160	160	71	71
Forward exchange and option contracts	19	19	2	2

Financial instruments, such as equity and fixed income securities, other investments, financial liabilities and derivatives, were presented at fair value. Fair value is defined as the price at which an asset could be exchanged or a liability could be transferred in an orderly transaction between knowledgeable and willing market participants within the principal or most advantageous market at the measurement date. Where available, fair value is based on or derived from observable market prices or parameters. Where observable prices or inputs are not available, pricing for similar financial assets or liabilities, dealer quotes or valuation models are applied. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments' complexity.

(in millions, except share and per share data)

Financial assets and liabilities recorded at fair value in the condensed consolidated balance sheets were categorized based upon the level of judgment associated with the inputs used to measure their fair values. The categories, from lowest to highest based on the amount of subjectivity associated with the inputs to fair valuation of these assets and liabilities, are as follows:

Level 1 – Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

The types of Company assets carried at Level 1 fair value are equities listed in active markets.

Level 2 – Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the assets or liabilities through correlation with market data at the measurement date and for the duration of each instrument's anticipated life.

The Company's assets generally included in this fair value category are various government agency securities, certain investment funds, mortgage backed securities, collateralized mortgage obligations, foreign exchange derivatives and interest rate derivatives. Foreign exchange derivatives and interest rate derivatives are valued using corroborated, observable market data. The Company's liabilities generally included in this fair value category consist of certain foreign exchange derivatives.

Level 3 – Inputs are unobservable inputs for the assets or liabilities. These inputs reflect management's best estimate of what market participants would use in pricing the assets or liabilities at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

Generally, the Company's assets carried at fair value included in this category are various investment funds. The Company's liabilities carried at fair value in this category are acquisition-related contingent payments.

The Company's Level 3 financial investments are held in funds professionally managed by investment managers. The net asset values are furnished in statements received from fund custodians whose statements reflect valuations conducted according to their respective fund pricing policies and asset types. The complete details of the fund holdings of several of the Company's professionally managed funds may be unavailable at times, limiting the Company's ability to look through to the underlying assets at the date the financial statements are prepared. Because of these constraints, the Company classified these fund investments as Level 3.

As of September 30, 2010, the Company estimated $160 as the fair value of its obligations to make contingent payments related to acquisitions. The fair value measurements were based on significant inputs not observable in the market and thus represent a Level 3 measurement.

In connection with an acquisition in 2009, the Company is obligated to make acquisition-related contingent payments of up to $439 based upon the achievement of future research and development milestones that would be expected to create value for Alcon. At September 30, 2010, the fair value of these payments was estimated to be $71. Each milestone was assigned a probability based on its current status. The resultant probability-weighted cash flows were then discounted using a discount rate of 6%, which the Company believed was appropriate and representative of a market participant assumption. The probabilities assigned to payment streams ranged from 5% to 39%. An increase or decrease of 10 percentage points in the probability assumptions would result in an adjustment to the estimated value of approximately $30.

In connection with acquisitions in 2010, the Company is obligated to make acquisition-related contingent payments of up to $528 upon achieving certain sales objectives through 2015. The fair values of these payments at September 30, 2010 were estimated to total $89. The fair values were based on the Company's estimates of the probability and timing of related sales projection streams. Each revenue projection assumption was assigned a probability and the resultant probability-weighted cash flows were then discounted using discount rates between 4.5% and 6%, which the Company believed was appropriate and representative of market participant assumptions.

(in millions, except share and per share data)

Achieving the Company's most optimistic sales assumptions would not increase the estimated total fair value more than $10.

The fair values of these contingent payments are reviewed each reporting period. Any changes in the estimated value not associated with the original purchase price valuation are recorded in the Company's results of operations. No such changes were recognized in the current period.

Fair Value by Category

Financial assets and financial liabilities measured at fair value on a recurring basis were categorized in the tables below based upon the lowest level of input that is significant to the fair value measurement.

	Fair Value as of September 30, 2010			
	Level 1	**Level 2**	**Level 3**	**Total**
Financial Assets				
Trading securities - Hedge funds	$ --	$ --	$ 6	$ 6
Available-for-sale securities:				
U.S. government and agency securities	--	507	--	507
Mortgage-backed securities	--	12	--	12
Corporate debt securities	--	494	--	494
Foreign government bonds	--	18	--	18
State and municipal securities	--	3	--	3
Total	$ --	$ 1,034	$ 6	$ 1,040
Financial Liabilities				
Liability for acquisition-related contingent payments	$ --	$ --	$ 160	$ 160
Foreign exchange and option contracts	--	19	--	19
Total	$ --	$ 19	$ 160	$ 179

(in millions, except share and per share data)

	Fair Value as of December 31, 2009			
	Level 1	**Level 2**	**Level 3**	**Total**
Financial Assets				
Trading securities - Hedge funds	$ --	$ --	$ 22	$ 22
Available-for-sale securities:				
U.S. government and agency	--	179	--	179
Mortgage-backed securities fund	--	82	--	82
Mortgage-backed securities	--	16	--	16
Senior secured bank loans fund	--	154	--	154
Corporate debt securities	--	43	--	43
Equity securities	31	--	--	31
Other investments	--	25	--	25
Forward exchange contracts	--	6	--	6
Interest rate swaps	--	1	--	1
Total	$ 31	$ 506	$ 22	$ 559
Financial Liabilities				
Liability for acquisition-related contingent	$ --	$ --	$ 71	$ 71
Foreign exchange and option contracts	--	2	--	2
Total	$ --	$ 2	$ 71	$ 73

Level 3 Gains and Losses

At September 30, 2010, trading securities were the only type of financial assets included in Level 3. The trading securities were professionally managed investment funds, which included hedge funds of $6. The fair value of the investment funds classified as Level 3 could not be determined by independent market observation or through the use of other observable valuation techniques. The valuation was based on the net asset values as furnished by the funds' custodians. If more than an insignificant proportion of a particular fund's assets were Level 3, the entire fund was classified as Level 3, although many of such fund's individual holdings may meet the definition of Level 1 or Level 2. The only liabilities included in Level 3 were the acquisition-related contingency payments, discussed earlier in this note.

Total gains or losses (realized and unrealized) that were included in earnings for financial assets and liabilities classified as Level 3 were a component of other, net, in the condensed consolidated statements of earnings. For the nine months ended September 30, 2010, there were net gains (realized and unrealized) of $1 from trading securities, and the Company received proceeds from sales of Level 3 trading securities of $17. Realized and unrealized net gains during the period were approximately 4.4% of the beginning balance for Level 3 trading securities and did not negatively affect or materially impact operations, liquidity or capital resources.

(in millions, except share and per share data)

The table presented below summarizes the change in carrying values associated with Level 3 financial instruments during the nine months ended September 30, 2010:

	Assets	Liabilities
	Trading Securities - Hedge Funds	Acquisition-Related Contingent Payments
Beginning balance	$ 22	$ 71
Total gains or losses (realized/unrealized)		
Included in earnings before income taxes	1	--
Acquisition-related activities	--	89
Proceeds on sales and maturities	(17)	--
Ending balance	$ 6	$ 160

Gains and losses (realized and unrealized) on Level 3 financial instruments included in earnings were reported in other, net, as follows:

	Three months ended September 30, 2010	Nine months ended September 30, 2010
Total gains or losses included in earnings for the period	$ --	$ 1
Change in unrealized gains (losses) related to assets still held at reporting date	$ --	$ --

At September 30, 2009, trading securities were the only type of financial assets and liabilities included in Level 3.

Total gains or losses (realized and unrealized) that were included in earnings for financial assets and liabilities classified as Level 3 were a component of other, net, in the condensed consolidated statements of earnings.

(in millions, except share and per share data)

The table presented below summarizes the change in carrying values associated with Level 3 financial instruments during the nine months ended September 30, 2009:

	Assets Trading Securities
Beginning balance	$ 261
Total gains or losses (realized/unrealized)	
Included in earnings	6
Proceeds on sales	(236)
Ending balance	$ 31

Gains and losses (realized and unrealized) on Level 3 financial instruments included in earnings were reported in other, net, as follows:

	Three months ended September 30, 2009	Nine months ended September 30, 2009
Total gains or losses included in earnings for the period	$ 2	$ 6
Change in unrealized gains (losses) related to assets still held at reporting date	$ 3	$ 3

Valuation Techniques

Valuation techniques used for financial assets and liabilities accounted for at fair value are generally categorized into three types: market approach, income approach and cost approach. The Company valued its Level 3 financial assets and liabilities at September 30, 2010 and 2009 primarily using the market approach and, to a lesser extent, the income approach.

Market Approach. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. Valuation techniques consistent with the market approach include comparables. A majority of the Company's balances measured at fair value on a recurring basis were valued using the market approach. Most measurements were market quotes or were obtained from other reliable market sources. The Company did not use market indices for valuing material balances measured at fair value.

Income Approach. Income approach valuation techniques convert future amounts, such as cash flows or earnings, to a single present or discounted amount. The measurement is based on the value indicated by current market expectations about those future amounts. Examples of income approach valuation techniques include present value techniques, option-pricing models, and binomial or lattice models that incorporate present value techniques and option-pricing models. The Company valued certain derivatives, in part or whole, using the income approach.

Cost Approach. The cost approach is based on the amount that currently would be required to replace the service capacity of an asset. The Company did not employ the cost approach for determining fair value of financial assets and liabilities.

ALCON, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
(in millions, except share and per share data)

The valuation approaches are consistent with generally accepted valuation methodologies. While all three approaches are not applicable to all assets or liabilities accounted for at fair value, where appropriate and possible, one or more valuation technique(s) may be used. Professionally managed investment funds may use a combination of market, income and cost approaches. The process of selecting which valuation method(s) to apply considers the definition of an exit price and the nature of the asset or liability being valued and significant expertise and judgment is required.

Other-Than-Temporary Impairment of Available-for-Sale Investments

The Company reviews quarterly its available-for-sale investments to identify impaired equity and debt securities. An individual security is impaired if the fair value of the investment is less than its amortized cost basis. Impairment may be either temporary or other-than-temporary.

The Company normally reviews securities held in its portfolio that have been in a continuous loss position for twelve months or longer and securities whose fair value is significantly lower than its amortized cost basis. Impairment is evaluated using a combination of quantitative and qualitative factors such as considering the length of time and extent to which the fair value has been below cost, the financial condition and near-term prospects of the issuer, as well as the Company's ability and intent to hold the investments for an adequate period of time until an anticipated market price recovery or maturity. If impairment is determined to be other-than-temporary, the investment is written down to fair value, and a loss is recognized immediately through earnings.

The Company determined that, at September 30, 2010, there was no other-than-temporary impairment of available-for-sale investments with unrealized losses.

(7) Intangible Assets and Goodwill

	September 30, 2010		December 31, 2009	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Intangible Assets				
Subject to amortization:				
Licensed technology	$ 468	$ (310)	$ 332	$ (296)
Patents	290	(37)	111	(24)
Other	562	(103)	121	(93)
Total subject to amortization	1,320	(450)	564	(413)
Not subject to amortization:				
Purchased in process research and development assets	104	--	104	--
Total intangible assets	$ 1,424	$ (450)	$ 668	$ (413)

During the nine months ended September 30, 2010, the Company added licensed technology, patents and other intangible assets through business acquisitions and asset purchases.

(in millions, except share and per share data)

Changes in the carrying amount of goodwill for the nine months ended September 30, 2010 were as follows:

	United States Segment	International Segment	Total
Goodwill			
Balance, December 31, 2009	$ 423	$ 265	$ 688
Acquisitions of businesses	90	63	153
Impact of changes in foreign exchange rates	(4)	(3)	(7)
Balance, September 30, 2010	$ 509	$ 325	$ 834

(8) Short Term Borrowings and Long Term Debt

	September 30, 2010	December 31, 2009
Short Term Borrowings		
Lines of credit	$ 255	$ 273
Commercial paper	--	286
From affiliates	--	7
Bank overdrafts	27	41
Total short term borrowings	$ 282	$ 607

At September 30, 2010, the Company had unsecured credit facilities totaling $882, including bank overdraft agreements, with third parties that were denominated in various currencies.

	September 30, 2010	December 31, 2009
Long Term Debt		
Bank loan	$ 60	$ 56
Less current maturities of long term debt	60	--
Long term debt, net of current maturities	$ --	$ 56

The bank loan contains provisions that may accelerate the obligation in the event that Nestlé's ownership of Alcon falls below 51%. Although Nestlé's ownership fell below this threshold, the lenders have not opted to call the loan.

(in millions, except share and per share data)

(9) Income Taxes

The Company or one of its subsidiaries files income tax returns in Switzerland, the U.S. federal jurisdiction, and various state and other foreign jurisdictions. With few exceptions, the Company is no longer subject to Swiss, U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2004. In June 2009, the Internal Revenue Service ("IRS") commenced an examination of the Company's U.S. income tax returns for 2006 and 2007 that is anticipated to be completed substantially by the end of 2010. In May 2009, the IRS and the Company entered the Compliance Assurance Process ("CAP") program for 2009. In January 2010, the IRS and the Company extended the CAP program to 2010. The Company also currently is subject to income tax examinations by various state, local and other foreign tax authorities. In addition, in June 2009, the Company and the IRS signed an advance pricing agreement ("APA") contract memorializing the mutual agreement letter between Switzerland and the United States for years through 2014 that covers all material intercompany transactions involving the Company and its subsidiaries in these two jurisdictions. Finally, during the fourth quarter of 2007, the Company submitted a similar request for a bilateral APA between Japanese and Swiss tax authorities that would cover the tax years 2008 through 2012. The Company received the duly signed Japanese-Swiss APA in the third quarter of 2010.

The Company believes that it takes reasonable positions on its tax returns filed throughout the world; however, tax laws are complex and susceptible to differing interpretations. Tax authorities throughout the world, from time to time, routinely challenge positions taken by the Company, particularly in the case of transfer pricing issues. The Company has identified its uncertain tax positions and prepared its reserve for contingent tax liabilities to reflect the associated unrecognized tax benefits (the "Tax Reserves") in accordance with Financial Accounting Standards Board ("FASB") guidance which, among other things, requires that the Company assume that it will be subject to examination in every jurisdiction in which it is subject to tax. Management believes that the Tax Reserves are fairly stated but believes it is reasonably possible that the total amount of unrecognized tax benefits related to transfer pricing, currency translations and other tax positions reflected in the Tax Reserves will significantly increase or decrease within 12 months of the reporting of this financial statement as the result of, among other things, (i) developments with respect to currently active audits or advance pricing agreements, (ii) the further development of tax laws through judicial or administrative actions and/or (iii) the actual payment of Tax Reserves. Although tax laws are complex and significant uncertainty exists with respect to the actual date that any of the currently active audits or APA negotiations could reach final resolution or a new audit could commence, management believes it is reasonably possible that unrecognized tax benefits could increase in the next 12 months by at least 15% or decrease by more than 75%.

The total amount of gross unrecognized tax benefits included in the Tax Reserves decreased by approximately $11 during the first nine months of 2010, principally due to the payment of Tax Reserves. The amount that would impact the effective tax rate decreased by approximately $10 during that period. The Company's policy is to classify interest and penalties in income tax expense. The gross amount of interest and penalties accrued as part of Tax Reserves did not change materially during the first nine months of 2010. At September 30, 2010, the condensed consolidated balance sheet included $4 in other current liabilities and $62 in other long term liabilities for the Tax Reserves, net of deposits with statutory authorities.

During the nine months ended September 30, 2010, the Company recognized a $25 tax charge for the write-off of deferred tax assets as a result of provisions of U.S. healthcare reform laws enacted during the period.

(10) Business Segments

The Company conducts its global business through two business segments: Alcon United States and Alcon International. Alcon United States includes sales to unaffiliated customers located in the United States of America, excluding Puerto Rico. Alcon United States operating income is derived from operating profits within the United States. Alcon International includes sales to all other unaffiliated customers.

Each business segment markets and sells products principally in three product categories of the ophthalmic market: (1) pharmaceutical (prescription drugs), (2) surgical equipment and devices (cataract, vitreoretinal and

(in millions, except share and per share data)

refractive) and (3) consumer eye care (contact lens disinfectants and cleaning solutions, artificial tears and ocular vitamins). Business segment operations generally do not include research and development, certain manufacturing and other corporate functions.

Certain manufacturing costs and manufacturing variances are not assigned to business segments because most manufacturing operations produce products for more than one business segment. Research and development costs, excluding regulatory costs which are included in the business segments, are treated as general corporate costs and are not assigned to business segments.

Identifiable assets are not assigned by business segment and are not considered in evaluating the performance of the business segments.

	Sales		Operating Income		Depreciation and Amortization	
Three months ended September 30,	**2010**	**2009**	**2010**	**2009**	**2010**	**2009**
United States	$ 803	$ 733	$ 470	$ 438	$ 18	$ 12
International	957	881	398	357	24	23
Segments total	1,760	1,614	868	795	42	35
Manufacturing operations	--	--	(13)	(14)	15	13
Research and development	--	--	(169)	(136)	6	4
General corporate	--	--	(176)	(50)	5	3
Share-based compensation	--	--	(15)	(17)	--	--
Total	$ 1,760	$ 1,614	$ 495	$ 578	$ 68	$ 55

	Sales		Operating Income		Depreciation and Amortization	
Nine months ended September 30,	**2010**	**2009**	**2010**	**2009**	**2010**	**2009**
United States	$ 2,419	$ 2,181	$ 1,451	$ 1,266	$ 46	$ 35
International	2,948	2,603	1,307	1,108	75	65
Segments total	5,367	4,784	2,758	2,374	121	100
Manufacturing operations	--	--	(39)	(50)	42	37
Research and development	--	--	(489)	(392)	18	13
General corporate	--	--	(280)	(149)	15	9
Share-based compensation	--	--	(51)	(59)	--	--
Total	$ 5,367	$ 4,784	$ 1,899	$ 1,724	$ 196	$ 159

During the three months ended March 31, 2010, advancements in its sales reporting system permitted the Company to better estimate allowable deductions from sales in the calculation of accrued royalties. This change in estimate resulted in a $24 addition to U.S. operating income during the period.

In the three months and nine months ended September 30, 2010, the Company incurred pretax expenses totaling $133 and $141, respectively, for costs (including $8 in share-based compensation costs) related to the change of

(in millions, except share and per share data)

control discussed in note 13 and other costs to support Alcon's board of directors in its evaluation of Novartis's merger proposal. In the tables above, these expenses were included with general corporate expenses.

On February 11, 2009, the Company announced that it initiated programs to align its operations with the evolving economic conditions and market environment. These programs included a staffing reduction of approximately 260 employee positions that resulted in a pretax charge of $19 for the nine months ended September 30, 2009, which was included in general corporate expenses.

(11) Share-Based Compensation Plans

On February 10, 2010, pursuant to the Amended 2002 Alcon Incentive Plan, the Company's board of directors approved the grant, effective February 17, 2010, to certain employees of approximately 543,000 share-settled restricted share units ("RSUs"). The RSUs vest at the end of a three-year period, generally with forfeitures if the recipient is not fully vested at termination of employment or at retirement before age 62.

On May 20, 2010, the Company's board of directors approved an award effective May 25, 2010 to each non-employee director of Alcon of 850 RSUs. The RSUs have a three-year cliff vesting period from the date of grant. A non-employee director is a director who is neither a member of Nestlé's board of directors nor a full-time employee of Nestlé or Alcon.

In connection with the change of control in the ownership of Alcon from Novartis's purchase of Nestlé's common shares of Alcon (discussed in note 13), the Company granted, effective August 25, 2010, a total of approximately 186,000 RSUs to certain employees. The RSUs vest at the end of a three-year period, generally with forfeitures if the recipient is not fully vested at termination of employment.

Restricted share units are recognized over the required service period at the closing market price for Alcon common shares on the date of grant.

Forfeitures were estimated based on historical experience.

If factors change and the Company employs different assumptions to account for share-based payments in future periods, the compensation expense that the Company records may differ significantly from what the Company has recorded in the current period.

Upon the change of control to Novartis from Nestlé discussed in note 13, the Company's share-based compensation awards granted to employees prior to January 1, 2009 vested immediately. However, the vesting of similar awards granted after January 1, 2009 will accelerate only if the respective participant's employment with the Company or its successor is terminated without cause, or by the participant under certain circumstances, within six months preceding or during the two years following a change of control. The acceleration of vesting increased the cost of share-based payments $8, which was included in other operating expenses the third quarter of 2010.

The effects of share-based equity awards on operating income and net earnings were:

	Three months ended September 30,	
	2010	2009
Total share-based equity award costs applicable for period	$ 26	$ 17
Costs capitalized in inventory	(1)	--
Costs recognized in operating income	25	17
Less tax benefit recognized in net earnings	8	5
Reduction to net earnings	$ 17	$ 12

(in millions, except share and per share data)

	Nine months ended September 30,	
	2010	2009
Total share-based equity award costs applicable for period	$ 62	$ 58
Costs capitalized in inventory	(1)	--
Costs recognized in operating income	61	58
Less tax benefit recognized in net earnings	18	18
Reduction to net earnings	$ 43	$ 40

Compensation expense for equity awards was calculated on a straight-line basis over the three-year vesting period of the related share-based awards, with the acceleration of expense for individuals meeting the requirements for retirement.

The effects of share-based liability awards on operating income for all reporting periods were not significant.

The Company intends to satisfy all equity awards granted prior to December 31, 2003 and after December 31, 2007 with the issuance of new shares from conditional capital authorized for the Amended 2002 Alcon Incentive Plan. At September 30, 2010, the Company has reserved approximately 20 million Alcon common shares for issuance pursuant to the Amended 2002 Alcon Incentive Plan.

The Company's board of directors previously authorized the acquisition on the open market of Alcon common shares to, among other things, satisfy the share-based awards requirements granted under the Amended 2002 Alcon Incentive Plan. At September 30, 2010, outstanding authorizations by the Company's board of directors would have permitted the purchase of approximately 1.6 million Alcon common shares. The Company has purchased treasury shares on the open market to satisfy the majority of the outstanding equity awards granted subsequent to December 31, 2003 and prior to January 1, 2008.

(12) Pension and Postretirement Benefits

Components of net periodic benefit costs:

	Pension Benefits		Postretirement Benefits	
Three months ended September 30,	**2010**	**2009**	**2010**	**2009**
Service cost	$ 7	$ 7	$ 4	$ 3
Interest cost	7	8	4	4
Expected return on assets	(1)	(2)	(3)	(2)
Prior service cost	(5)	(1)	--	--
Net losses (gains)	2	3	--	1
Special termination benefits	101	--	--	--
Net periodic benefit cost	$ 111	$ 15	$ 5	$ 6

(in millions, except share and per share data)

	Pension Benefits		Postretirement Benefits	
Nine months ended September 30,	**2010**	**2009**	**2010**	**2009**
Service cost	$ 20	$ 17	$ 11	$ 10
Interest cost	22	21	12	12
Expected return on assets	(3)	(3)	(10)	(7)
Prior service cost	(5)	(1)	--	--
Net losses (gains)	5	6	1	3
Special termination benefits	101	--	--	--
Net periodic benefit cost	$ 140	$ 40	$ 14	$ 18

Certain U.S. defined benefit plans contain change of control provisions that, among other items, provide for accelerated vesting of benefits. The Company recognized charges of $97 in special termination benefits and amortization of prior service cost upon the change of control in the ownership of Alcon by Novartis's purchase of Nestlé's common shares of Alcon (discussed in note 13). A curtailment gain of $44 was offset against prior unrecognized losses and no gain was recognized in earnings. Except for certain key employees, payments of these accelerated benefits will begin during the fourth quarter of 2010 as provided by the plans.

The Company maintains an irrevocable Rabbi trust to be held and invested in an unfunded arrangement for the payment of benefits to participants under certain defined benefit pension plans of the Company. The assets of the trust are restricted to the payment of pension benefits except under certain conditions, such as the Company's insolvency or termination of the trust. The Alcon Executive Retirement Plans Grantor Trust Agreement provides for the Company to fund the current actuarially determined present value of the aggregate accrued pension benefits of all participants upon the change of control (discussed in note 13). Based on actuarially determined pension benefit projections and market conditions, the Company contributed $152 during the third quarter to satisfy this requirement. The assets of the trust are primarily the cash surrender value ($276 as of September 30, 2010) of company owned life insurance policies purchased from a related captive insurance company subsidiary and cash equivalents ($152 as of September 30, 2010).

In certain countries, the Company's employees participate in defined benefit plans of Nestlé. No separate valuation for the Company's employees has historically been prepared for the plans, as they are not individually material to the Company or to Nestlé. Accordingly, these plans are treated as multi-employer plans. Annual contributions to these plans are determined by Nestlé and charged to the Company. Prior to the change of control of ownership by Novartis, the Company and Nestlé entered into an agreement outlining the terms to segregate Alcon employees from Nestlé pension plans. The agreement provides that, except for certain circumstances, all current Alcon pension participants will be migrated from Nestlé pension plans to other, not yet determined Alcon pension plans by January 1, 2011.

(13) Change of Control and Proposed Merger

On April 6, 2008, Nestlé and Novartis executed the Purchase and Option Agreement pursuant to which Nestlé agreed to sell approximately 74 million of its shares of Alcon common stock to Novartis in a cash transaction at a price of $143.18 per share. That sale was consummated on July 7, 2008, and Novartis acquired a minority stake in Alcon of slightly less than 25% of Alcon's outstanding shares, while Nestlé remained Alcon's majority shareholder with approximately 156 million Alcon shares comprising approximately 52% of the Company's outstanding shares.

The Purchase and Option Agreement between Nestlé and Novartis also contained put and call option rights on the balance of approximately 156 million Alcon shares owned by Nestlé. The option rights commenced on January 1, 2010. As outlined by the two parties, these rights granted (i) Novartis a call option to buy all but 4.1 million (or 2.5%) of Nestlé's remaining Alcon shares at a fixed price of $181 per share and the 4.1 million shares at the first stage price of $143.18 per share, and (ii) Nestlé a put option to sell to Novartis all but 4.1 million of its remaining

(in millions, except share and per share data)

Alcon shares to Novartis at the lower of Novartis's call option price of $181 per share or a premium of approximately 20.5% above the then-market price of Alcon shares, calculated as the average market price of Alcon shares during the five trading days immediately preceding the exercise date of the put option, with the 4.1 million share balance to be sold at the first stage closing price of $143.18 per share.

On January 4, 2010, Novartis announced that it had exercised its option to purchase the remaining approximately 156 million Alcon shares owned by Nestlé at a weighted average price of $180 per share in cash, pursuant to the Purchase and Option Agreement. After consummation of the purchase on August 25, 2010, Novartis owned an approximate 77% interest in Alcon, with the 23% balance being the publicly traded shares.

The consummation triggered certain change of control provisions in certain retirement plans for Company employees, the Company's share-based awards plan (including the vesting of certain outstanding share-based awards) and other agreements.

On January 4, 2010, Novartis also announced that it submitted to the Alcon board of directors a proposal for a merger of Alcon with and into Novartis to be effected under Swiss merger law. Under the terms of the merger proposal, holders of the Alcon shares that are publicly traded would receive 2.8 Novartis shares for each Alcon share. The proposed merger would be contingent upon, among other things, approval by the Alcon board of directors. Alcon management believes that Alcon's Organizational Regulations provide that the Alcon board of directors may only approve the proposed merger if a majority of the Independent Director Committee so recommends; however, Alcon management cannot predict the outcome of any judicial proceeding that might be initiated to interpret or challenge this position.

The Independent Director Committee was formed in 2008 in connection with Novartis's initial purchase of slightly less than 25% of the Alcon shares from Nestlé to evaluate transactions such as the merger proposed by Novartis. The Independent Director Committee engaged independent financial and legal advisors in connection with its evaluation of the proposed merger. On January 20, 2010, the Independent Director Committee issued its formal response rejecting the Novartis merger proposal. The committee rejected the merger proposal based on its assessment that the price offered and other terms were not acceptable and that Novartis's merger proposal was not in the best interests of Alcon and its minority shareholders. No counter offer has been made by Novartis.

On July 8, 2010, the Independent Director Committee announced the creation and funding of the Alcon Litigation Trust, an irrevocable trust established under New York law pursuant to a resolution of the Alcon board of directors. The current members of the Independent Director Committee are the initial trustees of the trust.

The trust was created and funded on July 7, 2010 with $50. The Independent Director Committee indicated that the trust was created to:

- Provide the financial means to commence, defend or maintain litigation relating to any transaction between Alcon and a majority shareholder, including the transaction contemplated by the merger proposal announced by Novartis on January 4, 2010, and

- Ensure the protection of the interests of Alcon and its minority shareholders in connection with any such transaction.

The trust's property is held solely for the benefit of Alcon's minority shareholders and may only be expended to the extent determined by the trustees to be in the best interests of Alcon and its minority shareholders. Of the $50 comprising the trust's property, no more than $10 may be used for fees, expenses or liabilities that are not mandatory court costs such as the advancement of judicial costs or the posting of a bond or other security by a party seeking injunctive relief.

The trust will terminate, among other circumstances, if a majority of the group comprising the trustees and the other non-conflicted members of the Independent Director Committee as of such time recommend a transaction between Alcon and Novartis in accordance with the processes set forth in Alcon's organizational documents. The trust will also terminate if a court of competent jurisdiction, in a final, non-appealable, binding order or decision,

(in millions, except share and per share data)

holds either that the transaction contemplated by Novartis's merger proposal is legal, valid and effective or that Novartis's removal of the current Independent Director Committee members from the Alcon board of directors is legal, valid and effective. Upon termination of the trust, the trust provides that its property shall be distributed to Alcon or its successor. The approximately $50 balance of the trust's property at September 30, 2010 was included in other current assets in the condensed consolidated balance sheet.

(14) Commitments and Contingencies

Minority Shareholder Class Action Lawsuits

On January 4, 2010, Novartis announced that it submitted to the Alcon board of directors a proposal for a merger of Alcon with and into Novartis to be effected under Swiss merger law (discussed in note 13).

Certain Alcon minority shareholders have filed several class action lawsuits related to Novartis's merger proposal concerning the acquisition of the remaining publicly held minority interest. The claims vary among the cases, but include allegations of: (i) breach of contract against Alcon; (ii) tortious interference with contract against Novartis and Nestlé; (iii) breach of fiduciary duties against the Alcon board of directors, Nestlé and Novartis; (iv) aiding and abetting breaches of fiduciary duties against the Alcon board of directors, Nestlé and Novartis; (v) breach of Section 13(d) of the Exchange Act against Novartis and Nestlé for an alleged failure to disclose that they were acting as a "group;" and (vi) breach of Section 14(d) of the Exchange Act against Novartis and Nestlé for an alleged failure to file with the U.S. Securities and Exchange Commission the materials required in connection with a "tender offer."

Eight cases filed in the U.S. District Courts for the Southern District of New York and the Northern District of Texas were consolidated into one class action case in the Southern District of New York. A ninth case, which did not name Alcon, Inc. and its board of directors as parties, had been filed in the Eastern District of New York but was voluntarily dismissed by the plaintiffs on March 18, 2010.

On April 14, 2010, plaintiffs in the consolidated action dismissed their claims against Nestlé and the five Alcon directors designated by Nestlé in exchange for Nestlé's and its directors' agreement that, without impairing the directors' ability to exercise their fiduciary obligations to Alcon, among other things, during the pendency of the action, they will take no action to (1) amend the Alcon Organizational Regulations, (2) remove or replace the Alcon independent directors or (3) facilitate Novartis's proposal to take Alcon private other than pursuant to a recommendation of the Independent Director Committee. On May 24, 2010, the court granted a motion by Novartis and dismissed the action in its entirety on the ground that Switzerland was a more convenient forum for the dispute. The court denied motions filed by plaintiffs seeking reconsideration of this dismissal order and requesting leave to file an amended complaint. On July 14, 2010, the plaintiffs appealed the district court's dismissal to the U.S. Court of Appeals for the Second Circuit. That appeal is pending.

Two cases filed in District Court, Tarrant County, Texas and two cases filed in the County Court at Law, Dallas County, Texas have been consolidated for pre-trial purposes by the Texas Multidistrict Litigation Panel in the Texas District Court, Dallas County. Novartis has filed a motion seeking dismissal of these actions on the ground that Switzerland is a more convenient forum. That motion remains pending.

We are currently unable to express an opinion on the outcome of these still-pending class action cases due to their infancy.

Other Contingencies

Alcon, either alone or jointly with its commercial partners, has filed fourteen North American patent infringement actions against six different generic drug companies. With the exception of international generic challenges, all of these generic drug companies are seeking U.S. Food and Drug Administration ("FDA") approval to market generic versions of Alcon products, under what are known as Abbreviated New Drug Applications ("ANDAs").

Each infringement action was filed after the Company received notice that one or more of the generic drug companies had filed an ANDA seeking approval to sell a generic version of an Alcon product. As part of its ANDA, each generic drug company challenged one or more patents covering an Alcon product. In the United States, as a result of filing the lawsuits, the FDA must delay approval of the related ANDAs for 30 months unless the litigation is earlier resolved or the court modifies the 30-month stay on FDA approval. In Canada, filing of the lawsuit secured a 24-month delay in approval from the Minister of Health, which can be shortened if the litigation is earlier resolved or the court modifies the 24-month stay on such approval. Should any generic drug company succeed in overcoming an Alcon patent and secure FDA approval, it would be entitled to sell a generic product that would compete with Alcon's product in the United States or Canada. Such competition would be expected to impact significantly the Company's sales and profits.

The following table provides a summary of these lawsuits:

(in millions, except share and per share data)

Parties seeking approval	Alcon product(s)	No. of patents challenged	Longest patent expiration date	Patents owned by	Jurisdiction/ Regulatory Body	Date first suit filed	Status	If generic challenger is successful, earliest date that a generic may begin selling
Teva Pharmaceuticals USA, Inc.	*Vigamox®* antibiotic ophthalmic solution (Moxifloxacin, the primary ingredient in *Vigamox®*, is licensed to Alcon by Bayer Schering Pharma AG).	3[1]	2020	Bayer Schering Pharma AG/Alcon	FDA, U.S. District Court of Delaware	April 5, 2006	Trial relative to the Alcon patent concluded on March 6, 2008. On October 19, 2009, the court ruled in Alcon's favor. Teva has appealed.	September 4, 2014
Apotex Inc., Apotex Corp., Barr Laboratories, Inc., Wockhardt Limited, Sandoz Inc. and Sandoz Canada Inc. (the last two parties are affiliates of Novartis)	*Patanol®* and *Pataday™* anti-allergy ophthalmic solutions	Up to 5 [2], [3], [4], [5], [6], [7]	2015 (*Patanol®*) and 2023 (*Pataday™*)	Kyowa Hakko Kirin Co., Ltd./Alcon	FDA, U.S. District Court in Indianapolis and Canadian Minister of Health, Federal Court in Toronto	November 15, 2006	One non-jury trial concluded on May 7, 2010. Closing arguments, however, were held August 3, 2010. A ruling has not yet been issued.	On or before June 18, 2011 [2], [3], [4], [5], [8], [9]
Barr Laboratories, Inc. and Par Pharmaceutical, Inc.	*TRAVATAN®* and *TRAVATAN Z* ophthalmic solutions	Up to 7	2014[8]	Alcon	FDA, U.S. District Court of Delaware	April 30, 2009	Trial postponed until May 2, 2011.	September 2011[8]

(1) Two of the patents are owned by Alcon's licensor, Bayer Schering Pharma AG, and the third, which expires in 2020 (including a six-month pediatric extension), is owned by Alcon. The two Bayer Schering Pharma AG patents were also the subject of another Teva ANDA seeking approval to sell a generic version of Bayer Schering Pharma AG's systemic moxifloxacin product, Avelox®. Suit was filed by Alcon and Bayer Schering Pharma AG as co-plaintiffs against Teva relative to the *Vigamox®* ANDA on April 5, 2006 in the U.S. District Court in Delaware. Bayer Schering Pharma AG subsequently filed suit in the same court relative to the Avelox® ANDA, and the two suits were merged. Trial was scheduled to begin February 26, 2008, but the dispute between Bayer Schering Pharma AG and Teva relative to the two Bayer Schering Pharma AG patents was resolved by settlement on the eve of trial. Under the terms of the settlement, Teva acknowledged the validity and enforceability of both Bayer Schering Pharma AG patents, and further acknowledged that its proposed generic ophthalmic product would infringe both patents. Teva has therefore relinquished any claim that it is entitled to market the generic ophthalmic product prior to September 4, 2014. Alcon remains the exclusive ophthalmic licensee under the Bayer Schering Pharma AG patents.

The trial relative to the Alcon patent concluded on March 6, 2008. Since then, Alcon received issuance of a related patent with claims that cover the *Vigamox®* product and Teva's proposed generic product. U.S. Patent No. 7,761,010 was issued on March 2, 2010 and has been added to the FDA Orange Book relative to Alcon's *Vigamox®* product. On October 19, 2009, the court ruled in Alcon's favor on all counts, finding the Alcon patent to be valid and infringed by the proposed generic product. Teva has appealed the trial court ruling. However, even if Teva were to succeed in having the district court decision reversed on appeal, it would still have to address Alcon's recently issued second patent before competing with Alcon's *Vigamox®* product in September 2014 when the underlying Bayer patent expires. If Teva were to win on appeal and overcome Alcon's second patent, the resulting

(in millions, except share and per share data)

generic competition would be expected to impact significantly the Company's sales and profits. On a related note, Alcon's European counterpart patent to the patent-in-suit was determined to be invalid in a European Patent Office Opposition Proceeding. That invalidity decision was upheld by an Enlarged Board of Appeal on October 22, 2009. Divisional patent applications on Alcon's *Vigamox*® product remain pending in the European Patent Office.

(2) Alcon's raw material supplier, Kyowa Hakko Kirin Co., Ltd., holds another U.S. patent that has not been challenged in the Apotex ANDA on *Patanol*® and expires on December 18, 2010. In addition, Alcon has secured a six-month pediatric extension to the patent coverage, which means this generic challenge poses no threat to the *Patanol*® product market prior to June 2011.

(3) Unlike the Apotex ANDA on *Patanol*®, which is challenging only the patent jointly owned by Kyowa and Alcon, the Barr ANDA on *Patanol*® is also challenging Kyowa's composition patent on olopatadine, the active agent in *Patanol*®. The 30-month period after which the FDA could have approved Barr's generic product would have expired at the end of March 2010. Trial was scheduled for late April 2010. However, in September 2009, Barr withdrew its ANDA and subsequently was dismissed from the suit.

(4) The Barr ANDA on *Pataday*™ is challenging the patent jointly owned by Kyowa and Alcon, as well as two later issued patents owned by Alcon that cover the *Pataday*™ formulation. In this ANDA, Barr is not challenging the Kyowa patent on olopatadine that expires in December 2010 (effectively extended until June 18, 2011 by a pediatric extension). Of the two patents owned solely by Alcon, the latest expiry date is November 2023. The 30-month period after which the FDA could approve Barr's generic product should expire in May 2011 but is of no practical effect in view of the unchallenged Kyowa patent, the term of which extends until June 2011.

(5) Like Barr's ANDA on *Pataday*™, the Apotex ANDA on *Pataday*™ is challenging the patent jointly owned by Kyowa and Alcon, as well as two later issued patents owned by Alcon that cover the *Pataday*™ formulation. Apotex is not challenging the Kyowa patent on olopatadine that expires in December 2010 (June 2011 with the pediatric extension). If Apotex succeeds in overcoming both of the challenged patents and secures FDA approval, then after the expiration of Barr's potential 180-day "first filer" exclusivity period, it would be entitled to begin selling a generic olopatadine product that would compete with Alcon's *Pataday*™ product in the United States.

(6) Similar to the Apotex ANDA on *Patanol*®, the Sandoz Inc. (an affiliate of Novartis) ANDA on *Patanol*® is challenging only the patent jointly owned by Kyowa and Alcon, but not the Kyowa-owned patent on olopatadine, which expires December 2010 (June 2011 with pediatric extension). Trial was scheduled for April 26, 2010, and consolidation with the above-described Apotex suit (*Patanol*®) was ordered by the court. Apotex advised the court of public statements of intent by Novartis to acquire all outstanding shares of Alcon stock, and filed a motion to sever Sandoz from the trial. On February 22, 2010, the court granted the motion, ordering the suit against Sandoz to proceed separately and confirming the April 26, 2010 trial date with Apotex. A new trial date for the Sandoz case has not yet been set. At the request of Sandoz, the court has stayed the litigation against Sandoz until November 2010.

The Sandoz Inc. ANDA on *Pataday*™ is challenging the patent jointly owned by Kyowa and Alcon (described above), as well as two later issued patents owned by Alcon that cover the *Pataday*™ formulation. Of the two Alcon patents, the latest expiry date is November 2023. Sandoz is not challenging the Kyowa patent on olopatadine that expires in December 2010 (effectively extended until June 2011 by a pediatric extension). On January 27, 2010, Alcon and Kyowa filed suit in the Federal District Court in Indianapolis. This case was consolidated with the other *Pataday*™ suits (Barr and Apotex, described above), but at the request of Sandoz, the court has stayed the litigation against Sandoz until November 2010.

(7) The Sandoz Canada Inc. Abbreviated New Drug Submission (ANDS) is challenging only one of the two patents listed in the Canadian Patent Register for the *Patanol*® product. The challenged patent (Canadian Patent No. 2,195,094) is jointly owned by Kyowa and Alcon and expires in May 2016. Trial has been scheduled for March 7, 2011.

(8) If Barr is successful in its patent challenge, the first ANDA filer would be entitled to exclusively sell a generic product that would compete with Alcon's product for 180 days. In June 2010, Alcon announced its plans to

(in millions, except share and per share data)

discontinue *TRAVATAN*® in the United States. Therefore, competition from generic versions of *TRAVATAN*® would not be expected to impact significantly the Company's sales and profits. However, if Barr and Par succeed in overcoming all of the challenged patents and/or secure FDA approval, they would be entitled to begin selling a generic travoprost product that would compete with Alcon's *TRAVATAN Z*® product in the United States in December 2011. Such competition would be expected to impact significantly the Company's sales and profits. Another Alcon patent application is pending that, if granted, would have an expiration date in 2027.

(9) Apotex, Inc. notified Alcon Canada that Apotex had filed an ANDS seeking approval from the Canadian Minister of Health to market a generic version of Alcon's *Patanol*® product. The Apotex ANDS is challenging only one of the two patents listed in the Canadian Patent Register for the *Patanol*® product. The challenged patent (Canadian Patent No. 2,195,094) is jointly owned by Kyowa and Alcon and expires in May 2016. Alcon and Kyowa, by timely initiating this action, are entitled to a 24-month delay (until April 2012) in the regulatory approval from the Minister of Health, which can only be shortened if the litigation is earlier resolved or the court modifies the 24-month stay on such approval. Should Apotex succeed in overcoming the challenged patent and secure Minister of Health approval, it would be entitled to begin selling a generic olopatadine product that would compete with Alcon's *Patanol*® product in Canada well before the patent expiration in 2016, but not before expiration of the unchallenged patent in November 2012.

Alcon is also enforcing patents against generic challengers in China (*Patanol*®) and Chile (*Vigamox*®).

On April 16, 2008, Synergetics USA, Inc., a microsurgical device company, filed a civil antitrust lawsuit in the U.S. District Court for the Southern District of New York against the Company and its subsidiary, Alcon Laboratories, Inc. Synergetics asserted that it had suffered losses resulting from alleged unlawful/unfair practices and sought a recovery that it claimed could exceed $100. Synergetics also asserted that Alcon engaged in allegedly anti-competitive behavior. On June 23, 2008, the Company filed its answer and counterclaim in the district court. In 2008 and 2009, subsidiaries of the Company filed suits against Synergetics for patent infringement in the U.S. District Court for the Northern District of Texas in Fort Worth. Synergetics answered the complaints. A series of counterclaims and motions followed. On April 23, 2010, the parties entered a Confidential Settlement and License Agreement together with a Supply Agreement. Under the agreements, Alcon paid $32 in exchange for worldwide rights to sell Synergetics patented vitreoretinal products. The products will be manufactured by Synergetics and supplied to Alcon. The agreements also settle all pending litigation between Alcon and Synergetics, including both the antitrust and the patent litigation, and provide a process for future dispute resolution.

On December 18, 2008, James M. Nielsen, M.D. filed a patent infringement suit against Alcon, Inc. and Alcon Laboratories, Inc. in the U.S. District Court for the Northern District of Texas in Dallas. Dr. Nielsen is asserting that his U.S. Patent No. 5,158,572 entitled "Multifocal Intraocular Lens" is being infringed by the Company's *AcrySof*® *ReSTOR*® intraocular lens. The patent, which expired at the end of October 2009, was previously licensed to Advanced Medical Optics, Inc. Alcon filed its Answer January 12, 2009. The Answer included a counterclaim for a declaratory judgment that the patent-in-suit is invalid and not infringed. The case had been set for trial in August 2010 but has been postponed. No new trial date has been set. An adverse ruling by the court, while possible, would not be expected to impact significantly the Company's sales and profits.

On January 22, 2009, Elan Pharma International Ltd. sued two of the Company's subsidiaries, Alcon Laboratories, Inc. and Alcon Research, Ltd., in the U.S. District Court for the Eastern District of Texas in Sherman, alleging infringement of two Elan patents on nanoparticle technology (U.S. Patent Nos. 5,298,262 and 5,429,842). The complaint claims that the Company's *Azopt*® product and, potentially, other products infringe the two patents. The Company answered and counterclaimed on May 12, 2009. Elan then moved to dismiss certain of the Company's affirmative defenses and counterclaims. The Company has filed an amended answer and counterclaims providing greater detail with respect to the Company's inequitable conduct counterclaims. The case has been set for trial on October 17, 2011. The Company believes that it has strong defenses and intends to defend itself vigorously. An adverse ruling by the court, however, could impact significantly the Company's sales and profits.

The Company and its subsidiaries are parties to a variety of other legal proceedings arising out of the ordinary course of business, including proceedings relating to product liability and patent infringement. The Company believes that it has valid defenses and is vigorously defending the litigation pending against it.

(in millions, except share and per share data)

While the results of the aforementioned contingencies cannot be predicted with certainty, management believes that the ultimate liability, if any, will not have a material adverse effect on the Company's consolidated financial position or results of operations. Litigation contingencies are subject to change based on settlements and court decisions.

The Company may be subject to future litigation and infringement claims, which could cause the Company to incur significant expenses or prevent the Company from selling its products. The Company operates in an industry susceptible to significant product liability claims. Product liability claims may be asserted against the Company in the future arising out of events not known to the Company at the present time.

The Company self-insures through captive insurance subsidiaries almost all of its property and casualty, business interruption and liability risks.

In the normal course of business, the Company has entered into research and development arrangements with third parties that require milestone and royalty payments to the third parties contingent upon certain future events linked to the success of the research and development efforts.

During 2008, Lehman Brothers International (Europe) London filed for administration in England. At that time, the Company's cash and cash equivalents included $707 of short term securities held in a segregated custodial account of Lehman Brothers International (Europe) London pursuant to a Custody Agreement. Nestlé invoiced the Company in December 2008 and, in 2009, the Company reimbursed Nestlé, for a total of $5 in fees paid by Nestlé to the Joint Administrators of Lehman Brothers International (Europe) London (in administration) related to the release of the short-term securities held in the custodial account. This amount of fees is subject to adjustment depending on the final costs incurred to settle the administration of Lehman Brothers International (Europe) London. In order to receive an expedited return of assets held by Lehman Brothers International (Europe) (in administration), Alcon has agreed to return any assets which the Joint Administrators determine should not have been disbursed in settlement. The amount of any funds to be returned, if any, would result from the determination by the Joint Administrators that the rights of another claimant in the proceeding have precedence over the Company's claim.

(15) Acquisitions

LenSx Lasers, Inc.

On August 18, 2010, the Company acquired 100% of the outstanding common shares of LenSx Lasers, Inc. LenSx is a privately held company that has developed the first femtosecond laser to receive U.S. Food and Drug Administration clearance for use as a complimentary technology in cataract surgery. LenSx's laser will enable surgeons to perform specific steps of the traditional cataract procedure with micron-level laser precision, including the capsulorhexis corneal incisions and segmentation of the lens. Currently these steps are done manually with surgical instruments.

The Company paid approximately $367 in cash at closing to LenSx shareholders for their shares and agreed to maximum contingent payments of approximately $383 based upon the achievement and over-achievement of future femtosecond unit and procedure fee revenue milestones.

Between the acquisition date and September 30, 2010, LenSx had no revenues and its expenses were not significant.

The following table summarizes the components of the LenSx purchase price:

Cash paid for LenSx shares	$	367
Cash paid to a LenSx shareholder for intangible asset integral to the purchase		12
Estimated fair values of future contingent payments		72
Total purchase price	$	451

The Company engaged a third-party valuation firm to assist it in determining the estimated fair values of identifiable intangible assets and future contingent payments. Such a valuation requires significant estimates and assumptions including but not limited to estimating future cash flows and developing appropriate discount rates. The Company is continuing to obtain information and evaluate these fair value estimates. The Company's fair value estimates for these components of the transaction may change during the allowable allocation period, which is typically up to one year from the acquisition date.

Fair Values of Future Contingent Payments

In addition to the cash paid to the shareholders of LenSx at the time of the acquisition, the Company is obligated to make contingent payments of up to $383 based upon the achievement of certain sales objectives through 2015. The fair values of these payments were estimated to be $72 and were included as a cost of the acquisition.

There are a number of milestones that could potentially lead to such payments to the former shareholders of LenSx. This valuation was based on the Company's estimates of the probability and timing of these contingent payments. The fair value measurement was based on significant inputs not observable in the market and thus represents a Level 3 measurement, as described in note 6. Objectives and milestones were assigned individual probabilities based on the respective current status. The resultant probability-weighted cash flows were then discounted using a discount rate of 4.5%, which the Company believes is appropriate and representative of a market participant assumption. The probabilities assigned to payment streams ranged from 10% to 65%. An increase or decrease of 10 percentage points in the probability assumptions would result in an adjustment to the estimated value of approximately $6.

The fair values of these contingent payments will be reviewed on a periodic basis. Any future changes in this estimated value not associated with the original purchase price valuation will be recorded in the Company's results of operations.

Purchase Price Allocation

The allocation of purchase price for acquisitions requires use of accounting estimates and judgments to allocate the purchase price to the identifiable tangible and intangible assets acquired, including in process research and development, and liabilities assumed based on their respective fair values. Additionally, the Company must determine whether an acquired entity is considered to be a business or a set of net assets, because a portion of the purchase price can only be allocated to goodwill in connection with the acquisition of a business. The Company believes that LenSx's use of inputs and processes qualify it as the acquisition of a business.

The LenSx purchase price was allocated to tangible and intangible assets acquired and liabilities assumed based on their estimated fair values at the acquisition date.

The valuation of these assets requires significant estimates and assumptions including but not limited to estimating future cash flows and developing appropriate discount rates.

The excess of the purchase price over the fair value of net assets acquired was allocated to goodwill.

The Company believes the estimated fair values assigned to the assets acquired and liabilities assumed were based on reasonable assumptions. The following table summarizes the estimated fair values of net assets acquired:

(in millions, except share and per share data)

Current assets	$ 10
Property, plant and equipment	2
Identifiable intangible assets	433
Goodwill	133
Long term deferred income tax assets	32
Accounts payable and accrued liabilities	(2)
Long term deferred income tax liabilities	(157)
Net assets acquired	$ 451

The Company's fair value estimates for the purchase price allocation may change during the allowable allocation period, which is typically up to one year from the acquisition date.

Identifiable Intangible Assets

Acquired identifiable intangible assets include rights for the use of proprietary technologies for the development of products. The estimated amortization period is 15 years based on the projected useful life of the products developed by the use of the technology.

The estimated fair value of the acquired intangible assets was determined based on the use of a discounted cash flow model using an income approach for products developed from the acquired technology. Estimated revenues were probability adjusted to take into account the stage of completion and the risks surrounding successful development and commercialization. The estimated after-tax cash flows were then discounted to a present value using discount rates appropriate for the risks associated with these projects.

Goodwill

Goodwill represents the excess of the LenSx purchase price over the sum of the amounts assigned to assets acquired less liabilities assumed. The Company believes that the acquisition of LenSx provides the Company access to improved technology and a highly trained LenSx work force as of the acquisition date.

The Company believes that these factors support the $133 of goodwill recognized as a result of the purchase price paid for LenSx. The goodwill was allocated between the two business segments based on the acquisition models' projected revenues. The goodwill acquired in the LenSx acquisition is not expected to be deductible for tax purposes.

ESBATech AG

Acquisition in 2009

On September 15, 2009, the Company completed the acquisition of ESBATech AG, a Swiss biotechnology company. Alcon paid ESBATech shareholders $150 in cash at closing. In addition, the Company recorded the estimated fair value of possible contingent payments of up to $439 based upon the achievement of future research and development milestones that would be expected to create value for Alcon. ESBATech is a clinical-stage biotechnology company that has been developing a pipeline of proprietary single-chain antibody fragment therapeutics for topical and local delivery for safe and convenient therapy. This acquisition provides the Company with additional research and development capabilities.

Between the acquisition date and September 30, 2009, ESBATech had no revenues and its expenses were not significant.

The following table summarizes the components of the ESBATech purchase price:

Cash paid for ESBATech shares	$	150
Estimated fair value of future contingent payments		71
Total purchase price	$	221

The Company engaged a third-party valuation firm to assist it in determining the estimated fair values of in-process research and development, identifiable intangible assets and certain tangible assets as well as the future contingent payments. Such a valuation requires significant estimates and assumptions including but not limited to determining the timing and estimated costs to complete the in-process projects, projecting regulatory approvals, estimating future cash flows, and developing appropriate discount rates.

Fair Values of Future Contingent Payments

In addition to the cash paid to the shareholders of ESBATech at the time of the acquisition, the Company is obligated to make contingent payments of up to $439 based upon the achievement of future research and development milestones that would be expected to create value for Alcon. The fair values of these payments were estimated to be $71 and were included as a cost of the acquisition.

There are a number of milestones that could potentially lead to such payments to the former shareholders of ESBATech. This valuation was based on the Company's estimates of the probability and timing of these contingent payments. The fair value measurement was based on significant inputs not observable in the market and thus represents a Level 3 measurement, as described in note 6. Each milestone was assigned a probability based on its current status. The resultant probability-weighted cash flows were then discounted using a discount rate of 6%, which the Company believes is appropriate and representative of a market participant assumption. The probabilities assigned to payment streams ranged from 5% to 39%. An increase or decrease of 10 percentage points in the probability assumptions would result in an adjustment to the estimated value of approximately $30.

The fair value of these contingent payments are reviewed on a periodic basis. Any future changes in this estimated value not associated with the original purchase price valuation will be recorded in the Company's results of operations.

Purchase Price Allocation

The allocation of purchase price for acquisitions requires use of accounting estimates and judgments to allocate the purchase price to the identifiable tangible and intangible assets acquired, including in process research and development, and liabilities assumed based on their respective fair values. Additionally, the Company must determine whether an acquired entity is considered to be a business or a set of net assets, because a portion of the purchase price can only be allocated to goodwill in connection with the acquisition of a business. The Company believes that ESBATech's use of inputs and processes qualify it as the acquisition of a business.

The ESBATech purchase price was allocated to tangible and intangible assets acquired and liabilities assumed based on their estimated fair values at the acquisition date.

The valuation of these assets requires significant estimates and assumptions including but not limited to determining the timing and estimated costs to complete the in process projects, projecting regulatory approvals, estimating future cash flows, and developing appropriate discount rates.

The excess of the purchase price over the fair value of net assets acquired was allocated to goodwill.

The Company believes the estimated fair values assigned to the assets acquired and liabilities assumed were based on reasonable assumptions. The following table summarizes the estimated fair values of net assets acquired:

(in millions, except share and per share data)

Current assets	$ 1
Property, plant and equipment	2
Identifiable intangible assets	77
In process research and development	104
Goodwill	40
Long term deferred income tax assets	40
Accounts payable and accrued liabilities	(2)
Long term deferred income tax liabilities	(40)
Other long term liabilities	(1)
Net assets acquired	$ 221

Identifiable Intangible Assets

Acquired identifiable intangible assets include rights for the use of proprietary technologies for the development of ophthalmic pharmaceuticals. The estimated amortization period is 20 years based on the projected useful life of the products developed by the use of the technology.

The estimated fair value of the acquired intangible assets was determined based on the use of a discounted cash flow model using an income approach for products developed from the acquired technology. Estimated revenues were probability adjusted to take into account the stage of completion and the risks surrounding successful development and commercialization. The estimated after-tax cash flows were then discounted to a present value using discount rates appropriate for the risks associated with these projects.

In Process Research and Development

In conjunction with the ESBATech acquisition, the Company allocated $104 of the acquisition price to acquired in process research and development assets.

These in process research and development assets are comprised of projects to develop technologies in the field of ophthalmic pharmaceuticals. These assets were in an early stage of development as of the ESBATech acquisition date of September 15, 2009.

The estimated fair value of the in process research and development assets was determined based on the use of a discounted cash flow model using an income approach for the acquired technologies. Estimated revenues were probability adjusted to take into account the stage of completion and the risks surrounding successful development and commercialization. The estimated after-tax cash flows were then discounted to a present value using discount rates appropriate for the risks associated with these projects.

The major risks and uncertainties associated with the timely and successful completion of the acquired in process projects consist of the ability to confirm the safety and efficacy of the technology based on further research, the data from clinical trials, if necessary, and obtaining necessary regulatory approvals. No assurance can be given that the underlying assumptions used to forecast the cash flows or the timely and successful completion of the projects will materialize as estimated, if at all. For these reasons, among others, actual results may vary significantly from estimated results.

Goodwill

Goodwill represents the excess of the ESBATech purchase price over the sum of the amounts assigned to assets acquired less liabilities assumed. The Company believes that the acquisition of ESBATech provides the Company access to improved technology and a highly trained ESBATech work force as of the acquisition date.

The Company believes that this factor supports the $40 of goodwill recognized as a result of the purchase price paid for ESBATech. The goodwill was allocated between the two business segments based on the acquisition models' projected revenues. The goodwill acquired in the ESBATech acquisition is expected to be deductible for tax purposes.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

Three months ended September 30, 2010 compared to three months ended September 30, 2009

The following discussion compares operations for the three months ended September 30, 2010 to operations for the three months ended September 30, 2009.

Sales

The Company's global sales increased 9.0% to $1,760 million for the three months ended September 30, 2010 from the same period in 2009. The effect of unfavorable exchange rates decreased global sales 0.4%. Excluding the effect of foreign exchange fluctuations, global sales would have grown 9.4%, including 0.7% combined for additional surgical sales subsequent to the January 2010 acquisition of Optonol Ltd. and pharmaceutical sales of *Durezol*® ophthalmic steroid subsequent to the March 2010 asset purchase. This improvement primarily reflected volume growth and, to a lesser extent, price increases during the three months ended September 30, 2010.

	Three Months Ended September 30,		Change		Foreign Currency Change		Change in Constant Currency (a)	
	2010	2009						
	(in millions)							
Geographic Sales								
Alcon United States:								
Pharmaceutical	$ 386	$ 324	19.1	%	--	%	19.1	%
Surgical	306	304	0.7		--		0.7	
Consumer Eye Care	111	105	5.7		--		5.7	
Total United States Sales	803	733	9.5		--		9.5	
Alcon International:								
Pharmaceutical	372	335	11.0		(1.5)		12.5	
Surgical	461	435	6.0		(0.2)		6.2	
Consumer Eye Care	124	111	11.7		--		11.7	
Total International Sales	957	881	8.6		(0.7)		9.3	
Total Global Sales	$ 1,760	$ 1,614	9.0		(0.4)		9.4	

(a) Change in constant currency (as referenced throughout this discussion) is determined by comparing adjusted 2010 reported amounts, calculated using 2009 monthly average exchange rates, to the actual 2009 reported amounts. Sales change in constant currency is not a U.S. GAAP defined measure of revenue growth. Change in constant currency calculates sales growth without the impact of foreign exchange fluctuations. Management believes constant currency sales growth is an important measure of the Company's operations because it provides investors with a clearer picture of the core rate of sales growth attributable to changes in unit volumes and local currency prices. Sales change in constant currency, as defined and presented by the Company, may not be comparable to similar measures reported by other companies.

Alcon United States sales improved 9.5% to $803 million for the three months ended September 30, 2010, from $733 million for the comparable period in 2009. This improvement was driven by broad based performance across most of our key pharmaceutical and consumer product categories, including our seasonal otic/nasal products, which grew 34.1%. Surgical sales were somewhat soft due to slower procedure growth compared to the prior year quarter and the introduction of new competitive lenses that generated some level of trial by surgeons. Sales from acquisitions (surgical glaucoma products sales subsequent to the January 2010 acquisition of Optonol Ltd. and pharmaceutical sales of *Durezol*® ophthalmic steroid subsequent to the March 2010 asset purchase) added 1.6% to the growth. The overall improvement occurred against the backdrop of U.S. healthcare reform legislation, which reduced U.S. pharmaceutical sales by $5 million through increased rebates.

Alcon International sales increased 8.6% to $957 million in the three months ended September 30, 2010, from $881 million in the same period of 2009. The effect of unfavorable exchange rates decreased Alcon International sales 0.7%. Excluding the effect of foreign exchange fluctuations, Alcon International sales would have grown 9.3%, primarily reflecting volume growth during the period. International sales grew on a constant currency basis across all major product categories and geographic areas with developed and emerging markets contributing growth of 2.7% (4.3% in constant currency) and 20.2% (19.2% in constant currency), respectively.

	Three Months Ended September 30,		Change		Foreign Currency Change		Change in Constant Currency (a)	
	2010	2009						
	(in millions)							
Global Product Sales								
Infection/inflammation	$ 241	$ 199	21.1	%	(0.5)	%	21.6	%
Glaucoma	316	286	10.5		(1.0)		11.5	
Allergy	92	97	(5.2)		--		(5.2)	
Otic/nasal	137	106	29.2		(1.0)		30.2	
Other pharmaceuticals/rebates	(28)	(29)	N/M		N/M		N/M	
Total Pharmaceutical	**758**	**659**	**15.0**		**(0.8)**		**15.8**	
Intraocular lenses	285	278	2.5		--		2.5	
Cataract/vitreoretinal/other	454	436	4.1		(0.3)		4.4	
Refractive	28	25	12.0		--		12.0	
Total Surgical	**767**	**739**	**3.8**		**(0.1)**		**3.9**	
Contact lens disinfectants	129	119	8.4		0.8		7.6	
Artificial tears	86	73	17.8		(1.4)		19.2	
Other	20	24	(16.7)		--		(16.7)	
Total Consumer Eye Care	**235**	**216**	**8.8**		**--**		**8.8**	
Total Global Sales	**$ 1,760**	**$ 1,614**	**9.0**		**(0.4)**		**9.4**	

N/M - Not Meaningful
(a) See (a) on previous table.

Pharmaceutical

Global sales of our pharmaceutical products grew 15.0% during the three months ended September 30, 2010. The effect of unfavorable exchange rates decreased global sales of our pharmaceutical products 0.8%. Excluding the effect of foreign exchange fluctuations, our sales of pharmaceutical products would have grown 15.8%. Sales reflected solid volume gains with most major therapeutic groups posting double-digit reported and constant currency sales growth for the three months.

Our prostaglandin family of glaucoma products includes *TRAVATAN*® ophthalmic solution, *TRAVATAN Z*® ophthalmic solution and *DuoTrav*™ ophthalmic solution. Combined sales of our family of *TRAVATAN*® products grew 5.5% for the three months ended September 30, 2010, reflecting volume growth in the International business segment, price increases in the United States and market share gains and increasing acceptance in the market of *DuoTrav*™, as well as its launch in Japan during June 2010. The growth was somewhat offset by the effects of foreign currency changes and changes in U.S. wholesaler purchasing patterns as we transitioned solely to *TRAVATAN Z*® in the United States after the withdrawal of *TRAVATAN*® from the U.S. market.

During the three months ended September 30, 2010, *Azopt*® ophthalmic suspension, the Company's topical carbonic anhydrase inhibitor, and *AZARGA*® ophthalmic suspension, a combination formulation of brinzolamide and timolol posted an 11.1% combined sales increase as a result of market share gains for *Azopt*® and the increasing acceptance of *AZARGA*®.

Sales of *Vigamox*® ophthalmic solution, our fluoroquinolone anti-infective drug, rose 14.2% compared to 2009, reflecting price increases and, in the International business segment, volume growth. (Moxifloxacin, the primary ingredient in *Vigamox*®, is licensed to Alcon by Bayer Schering Pharma AG.) *NEVANAC*® ophthalmic suspension is our non-steroidal anti-inflammatory drug ("NSAID") for the treatment of pain and inflammation associated with cataract surgery. Sales of *NEVANAC*® grew 21.0% in the three months ended September 30, 2010 over the same period of the prior year, primarily from volume growth, price increases and launches in additional countries. Sales of *Durezol*® ophthalmic steroid subsequent to the March 2010 asset acquisition provided 5.2 percentage points of the growth in sales of infection and inflammation products for the quarter.

During the three months ended September 30, 2010, combined sales of *TobraDex*® ophthalmic suspension and Falcon's generic version of *TobraDex*® increased 17.5% globally, primarily reflecting the rollout of *TobraDex*® ST in the United States, over the same period of 2009.

Global sales of our allergy products, including *Patanol*® and *Pataday*™ ophthalmic solutions decreased 5.2% in the three months ended September 30, 2010, primarily from changes in U.S. wholesaler purchasing patterns, following a strong allergy season in the second quarter of 2010.

Sales of otic/nasal products increased 29.2% in the three months ended September 30, 2010 over the same period of 2009. Volume growth from increased demand due to a severe ear infection season and changes in wholesaler purchasing patterns, as well as price increases, positively influenced sales of *CIPRODEX*® otic suspension. (*CIPRODEX*® is a registered trademark of Bayer AG, licensed to Alcon by Bayer Schering Pharma AG.) *Patanase*® nasal spray continued to gain market share in 2010.

Pharmaceutical rebates grew for the three months ended September 30, 2010, compared to 2009. Rebate growth was driven by increased statutory rebate levels related to U.S. healthcare reform legislation, increasing utilization of U.S. government programs and higher commercial rebates. As a result of healthcare reform legislation in the United States, we recognized provisions totaling $5 million for additional rebates primarily related to Medicaid.

Surgical

Global sales of our surgical products grew 3.8% to $767 million in the three months ended September 30, 2010 compared to 2009. The effect of unfavorable exchange rates decreased global sales of our surgical products 0.1%. Excluding the effect of foreign exchange fluctuations, our sales of surgical products would have increased 3.9%. Higher sales of advanced technology intraocular lenses and cataract and vitreoretinal products (which include surgical equipment, devices and disposable products) accounted for the constant currency growth. This growth occurred against strong sales in the comparable period of 2009.

Sales of intraocular lenses improved 2.5% in the three months ended September 30, 2010 over the same period in 2009. The effect of foreign exchange fluctuations had virtually no impact on intraocular lens sales. Reported global sales of our advanced technology lenses increased 13.5% in the three months ended September 30, 2010. Sales of our advanced technology lenses rose with increased adoption by surgeons of the *AcrySof*® *Toric* intraocular lens that corrects pre-existing astigmatism and volume gains for the *AcrySof*® *ReSTOR*® multifocal intraocular lens that corrects presbyopia.

Alcon received the European CE Mark of approval for the *AcrySof® IQ ReSTOR® Toric* intraocular lens during the second quarter of 2010. This lens was introduced to ophthalmologists at the European Society of Cataract and Refractive Surgeons meeting in Paris, France, and will be available in the final quarter of 2010 in many major markets that recognize the CE Mark. The Company plans to file a Pre-Market Application ("PMA") for this lens with the U.S. Food and Drug Administration ("FDA") in early 2012.

Solid constant currency sales growth came from most other major product categories within the cataract and vitreoretinal segments. Sales of these surgical products grew slightly faster on a constant currency basis in the International business segment due to growth of phaco surgery in emerging markets, increased acceptance of advanced technology products and market share growth. Sales of surgical glaucoma products subsequent to the January 2010 acquisition of Optonol Ltd. provided 0.5% of the sales growth in this category for the quarter.

Refractive sales increased 12.0% to $28 million for the three months ended September 30, 2010. Although the growth was driven primarily in the International business segment, the effect of foreign exchange fluctuations had minimal impact on refractive sales for the quarter.

Consumer Eye Care

Our global consumer eye care sales, consisting of contact lens care solutions, artificial tears and other general eye care products, increased 8.8% to $235 million in the three months ended September 30, 2010, compared to $216 million in the three months ended September 30, 2009. The effect of foreign exchange fluctuations positively influenced sales of contact lens disinfectants, while artificial tears products were negatively impacted.

Sales of our contact lens disinfectants rose 8.4% in the three months ended September 30, 2010 compared to the same period in 2009. Excluding the impact of foreign exchange, sales of contact lens care disinfectants would have increased 7.6%, due primarily to volume growth of *OPTI-FREE® RepleniSH®* multi-purpose disinfecting solution.

Sales of our artificial tears products, including *Systane®* and *Systane® Ultra* lubricant eye drops, grew 17.8%, compared to the same period in 2009, primarily due to volume and price gains. Without the 1.4% negative effect attributable to foreign exchange fluctuations, sales of our artificial tears products would have grown 19.2% on a constant currency basis.

Gross Profit

Gross profit increased 10.1% to $1,338 million in the three months ended September 30, 2010 from $1,215 million in 2009. Gross profit increased as a percent of sales to 76.0% in the three months ended September 30, 2010 from 75.3% in 2009.

The improvement in gross profit margin reflected the effects of differences in foreign currency exchange rates and, to a lesser extent, price increases in the United States. These effects were somewhat offset by higher rebates from the enactment of U.S. healthcare reform legislation and increased royalties expense.

Operating Expenses

Selling, general and administrative expenses increased 7.8% to $511 million in the three months ended September 30, 2010 from $474 million in 2009. Selling, general and administrative expenses decreased as a percentage of sales to 29.0% from 29.4% in 2009 from disciplined cost management. The rise in expenses reflected increased promotion and marketing expenses.

Research and development expenses increased 16.5% to $184 million (or 10.5% of sales) in the three months ended September 30, 2010 from $158 million (or 9.8% of sales) in 2009. The increase in research and development expenses represented a continued investment across pharmaceutical, surgical and consumer eye care product lines. The increase included operations of our ESBATech biotech laboratories, acquired in September 2009.

Amortization of intangibles increased to $15 million in the three months ended September 30, 2010, from $5 million in 2009. The increase arose from amortization of licenses and technology related to acquisitions and asset purchases consummated during the past 13 months.

Other operating expenses of $133 million for the three months ended September 30, 2010 mostly represented costs related to the change of majority ownership arising from Novartis's purchase of its controlling interest in Alcon from Nestlé on August 25, 2010, as discussed in note 13 to the condensed consolidated financial statements. Other operating expenses also included costs to support Alcon's board of directors in its evaluation of Novartis's merger proposal. The change of control accelerated the recognition of certain compensation expenses, including pensions ($97 million) and share-based payments ($8 million), as indicated in notes 12 and 11, respectively, to the condensed consolidated financial statements.

Operating Income

Operating income decreased 14.4% to $495 million in the three months ended September 30, 2010 from $578 million in 2009. The decline resulted from costs associated with the change of majority ownership costs in 2010.

Alcon United States business segment operating income increased 7.3% to $470 million, or 58.5% of sales, in the three months ended September 30, 2010 from $438 million, or 59.8% of sales, in 2009. Operating income as a percent of sales declined in 2010 primarily as a result of increases in royalties costs, promotion and marketing expenses and intangible amortization.

Alcon International business segment operating income increased 11.5% to $398 million, or 41.6% of sales, in the three months ended September 30, 2010 from $357 million, or 40.5% of sales in 2009. In 2010, the operating income margin rose as a result of sales growth and foreign currency exchange fluctuations.

Operating income for the Alcon United States and Alcon International business segments does not include: (1) certain manufacturing costs (e.g., manufacturing operation period costs and manufacturing variances); (2) research and development costs other than regulatory costs; (3) certain other general corporate expenses (including the costs associated with the change in majority ownership); and (4) share-based compensation.

Interest and Other Income (Expenses)

Interest income declined to $6 million in the three months ended September 30, 2010 from $13 million in 2009, as a result of lower short term interest rates, partially offset by higher balances of cash and cash equivalents in 2010. Interest expense decreased to $2 million in the three months ended September 30, 2010 from $3 million in 2009, resulting from decreased borrowings, partially offset by slightly higher interest rates.

Other, net, included gains (losses) on investments for the three months ended September 30, 2010 and 2009 as follows:

	Three Months Ended September 30,	
	2010	2009
	(in millions)	
Realized gains (losses) on sale of investments	$ --	$ (3)
Unrealized gains (losses) on investments classified as trading securities	--	7
Other	--	2
Total	$ --	$ 6

Alcon and its subsidiaries invest cash flow generated from operations to fund ongoing operating expenses, research and development and long term corporate liabilities. The majority of the funds needed to accommodate expenses and liabilities are invested in cash and cash equivalents, the income from which is recorded in interest income. Despite the significant weighting to cash, the Company does have material exposure to fixed income securities.

The Company requested redemption of its investments in hedge funds in 2009 and the balance in hedge funds has declined to $6 million at September 30, 2010.

Income Tax Expense

Income tax expense decreased to $56 million in the three months ended September 30, 2010 from $79 million in the same period of 2009. The effective tax rate was 11.2% in the three months ended September 30, 2010, compared to 13.3% in the three months ended September 30, 2009.

The 11.2% effective tax rate for the three months ended September 30, 2010 reflected differences in product and geographic earnings mix, period benefits related to change of majority ownership charges and the expiration of the U.S. research and experimentation credit at the end of 2009.

Net Earnings

Net earnings declined 13.4% to $446 million in the three months ended September 30, 2010 from $515 million in 2009. This decline resulted from the costs associated with the change of majority ownership costs in 2010.

Nine months ended September 30, 2010 compared to nine months ended September 30, 2009

The following discussion compares operations for the nine months ended September 30, 2010 to operations for the nine months ended September 30, 2009.

Sales

The Company's global sales increased 12.2% to $5,367 million for the nine months ended September 30, 2010 from the same period in 2009. The effect of favorable exchange rates increased global sales 1.9%. Excluding the effect of foreign exchange fluctuations, global sales would have grown 10.3%, including 0.4% combined for additional surgical sales subsequent to the January 2010 acquisition of Optonol Ltd. and pharmaceutical sales of Durezol® ophthalmic steroid subsequent to the March 2010 asset purchase. Sales reflected broad-based sales performance across all product lines and geographic areas with the United States, developed international and emerging international markets growing 10.9%, 8.0% (5.7% in constant currency) and 24.3% (18.7% in constant currency), respectively. This improvement primarily reflected volume growth and, to a lesser extent, price increases during the nine months ended September 30, 2010.

	Nine Months Ended September 30,		Change		Foreign Currency Change		Change in Constant Currency (a)	
	2010	2009						
	(in millions)							
Geographic Sales								
Alcon United States:								
Pharmaceutical	$ 1,194	$ 1,022	16.8	%	--	%	16.8	%
Surgical	903	858	5.2		--		5.2	
Consumer Eye Care	322	301	7.0		--		7.0	
Total United States Sales	**2,419**	**2,181**	**10.9**		**--**		**10.9**	
Alcon International:								
Pharmaceutical	1,129	976	15.7		2.8		12.9	
Surgical	1,459	1,311	11.3		3.5		7.8	
Consumer Eye Care	360	316	13.9		4.7		9.2	
Total International Sales	**2,948**	**2,603**	**13.3**		**3.4**		**9.9**	
Total Global Sales	**$ 5,367**	**$ 4,784**	**12.2**		**1.9**		**10.3**	

(a) Change in constant currency (as referenced throughout this discussion) is determined by comparing adjusted 2010 reported amounts, calculated using 2009 monthly average exchange rates, to the actual 2009 reported amounts. Sales change in constant currency is not a U.S. GAAP defined measure of revenue growth. Change in constant currency calculates sales growth without the impact of foreign exchange fluctuations. Management believes constant currency sales growth is an important measure of the Company's operations because it provides investors with a clearer picture of the core rate of sales growth attributable to changes in unit volumes and local currency prices. Sales change in constant currency, as defined and presented by the Company, may not be comparable to similar measures reported by other companies.

Alcon United States sales increased 10.9% to $2,419 million for the nine months ended September 30, 2010, from $2,181 million for the comparable period in 2009. The increase was due primarily to volume growth in all major pharmaceutical product categories and in intraocular lenses, especially our advanced technology intraocular lenses, *AcrySof*® *ReSTOR*® and *AcrySof*® *Toric* intraocular lenses. Relatively severe allergy and ear infection seasons in 2010 contributed significantly to sales growth of our allergy and otic products. Sales of surgical glaucoma products subsequent to the January 2010 acquisition of Optonol Ltd. and pharmaceutical sales of *Durezol*® ophthalmic steroid subsequent to the March 2010 asset purchase added 1.1% to the growth. The overall improvement occurred against the backdrop of U.S. healthcare reform legislation, which reduced U.S. pharmaceutical sales by $15 million. This reduction included the impact of healthcare reform legislation rebate increases on sales made during the fourth quarter of 2009 that were still in the wholesale and retail distribution channels at the beginning of 2010, as well as sales made during the nine months ended September 30, 2010.

Alcon International sales increased 13.3% to $2,948 million in the nine months ended September 30, 2010, from $2,603 million in the same period of 2009. The effect of favorable exchange rates increased Alcon International sales 3.4%. Excluding the effect of foreign exchange fluctuations, Alcon International sales would have grown 9.9%, primarily reflecting volume growth during the period. International sales grew on a constant currency basis across all product lines and geographic areas. Solid pharmaceutical sales growth across all geographic areas, particularly from our glaucoma franchise, and the sales growth in emerging markets were the main contributors to this performance. Sales of surgical glaucoma products subsequent to the January 2010 acquisition of Optonol Ltd. were 0.1% of the growth.

	Nine Months Ended September 30,			Foreign Currency	Change in Constant	
	2010	2009	Change	Change	Currency (a)	
	(in millions)					
Global Product Sales						
Infection/inflammation	$ 719	$ 609	18.1 %	1.2 %	16.9	%
Glaucoma	941	793	18.7	1.5	17.2	
Allergy	442	400	10.5	1.0	9.5	
Otic/nasal	335	285	17.5	0.3	17.2	
Other pharmaceuticals/rebates	(114)	(89)	N/M	N/M	N/M	
Total Pharmaceutical	**2,323**	**1,998**	**16.3**	**1.4**	**14.9**	
Intraocular lenses	889	815	9.1	2.4	6.7	
Cataract/vitreoretinal/other	1,389	1,276	8.9	2.1	6.8	
Refractive	84	78	7.7	1.3	6.4	
Total Surgical	**2,362**	**2,169**	**8.9**	**2.1**	**6.8**	
Contact lens disinfectants	367	341	7.6	2.0	5.6	
Artificial tears	247	208	18.8	2.9	15.9	
Other	68	68	--	2.9	(2.9)	
Total Consumer Eye Care	**682**	**617**	**10.5**	**2.4**	**8.1**	
Total Global Sales	**$ 5,367**	**$ 4,784**	**12.2**	**1.9**	**10.3**	

N/M - Not Meaningful
(a) See (a) on previous table.

Pharmaceutical

Global sales of our pharmaceutical products grew 16.3% during the nine months ended September 30, 2010. The effect of favorable exchange rates increased global sales of our pharmaceutical products 1.4%. Excluding the effect of foreign exchange fluctuations, our sales of pharmaceutical products would have grown 14.9%. Sales of key products in most major therapeutic categories reflected volume gains and share growth.

Combined sales of our family of *TRAVATAN*® products grew 14.7% for the nine months ended September 30, 2010, reflecting volume growth in the United States and the International business segments. During the nine months ended September 30, 2010, *Azopt*® and *Azarga*® posted an 18.0% combined sales increase as a result of market share gains for *Azopt*® and increasing acceptance of *Azarga*® by physicians.

Sales of *Vigamox*®, our leading fluoroquinolone anti-infective drug, increased 15.8% compared to 2009 (14.7% excluding the 1.1% positive effect of foreign exchange fluctuations), reflecting U.S. price increases and volume growth in the International business segment. Sales of anti-inflammatory *NEVANAC*® grew 44.1% in the nine months ended September 30, 2010 over the same period of the prior year, due to market share gains, price increases and new product registrations outside the United States. Sales of *Durezol*® subsequent to the March 2010 asset acquisition provided 2.3 percentage points of the growth in sales of infection and inflammation products.

Pursuant to a prior legal settlement, a competitor of Alcon launched a generic version of Alcon's branded *TobraDex*® ophthalmic suspension in the United States on January 1, 2009. Falcon Pharmaceuticals, our generic pharmaceutical subsidiary, also launched a generic version of *TobraDex*® ophthalmic suspension on January 2, 2009. During the nine months ended September 30, 2010, combined sales of *TobraDex*® ophthalmic suspension and Falcon's generic version of *TobraDex*® increased 1.6% globally, including the rollout of *TobraDex*® *ST* ophthalmic suspension in the United States, over the same period of 2009.

Global sales of our leading allergy products, *Patanol*® and *Pataday*™, grew 11.1% in the nine months ended September 30, 2010. Sales of our allergy products benefited from a severe allergy season in the United States during the second quarter of 2010.

Sales of otic/nasal products increased 17.5% in the nine months ended September 30, 2010 over the same period of 2009. Sales of *CIPRODEX*® otic suspension were positively influenced by volume growth from increased demand due to a severe ear infection season and price increases. Patanase® nasal spray continued to gain market share in 2010.

Pharmaceuticals rebates grew for the period ended September 30, 2010, compared to 2009, due to increased statutory rebate levels related to the U.S. healthcare reform legislation, increasing utilization of U.S. government programs and higher commercial rebates. As a result of healthcare reform legislation in the United States, we recognized provisions totaling $15 million for additional rebates primarily related to Medicaid.

Surgical

Global sales of our surgical products grew 8.9% to $2,362 million in the nine months ended September 30, 2010, compared to 2009. The effect of favorable exchange rates increased global sales of our surgical products 2.1%. Excluding the effect of foreign exchange fluctuations, our sales of surgical products would have increased 6.8%. Higher sales of intraocular lenses and cataract and vitreoretinal products (which include surgical equipment, devices and disposable products) accounted for the constant currency growth.

Sales of intraocular lenses rose 9.1% in the nine months ended September 30, 2010 over the same period in 2009. Excluding the 2.4% positive effect of foreign exchange fluctuations, intraocular lens sales would have increased 6.7%. Global sales of our advanced technology lenses, such as the *AcrySof*® *ReSTOR*® and the *AcrySof*® *Toric*, increased 26.9% in the nine months ended September 30, 2010 and would have grown 24.5% without the 2.4% favorable effect of foreign exchange fluctuations.

Solid constant currency sales growth came from most other major product categories within the cataract and vitreoretinal segments. Sales of these surgical products grew somewhat faster on a constant currency basis in the International business segment due to growth of phaco surgery in emerging markets, increased acceptance of advanced technology products and market share growth. Sales of surgical glaucoma products subsequent to the January 2010 acquisition of Optonol Ltd. provided 0.6 percentage points of the sales growth in this category.

The increase in refractive sales for the nine months ended September 30, 2010 reflected global share growth and favorable foreign exchange fluctuations outside the United States.

Consumer Eye Care

Our global consumer eye care sales, consisting of contact lens care solutions, artificial tears and other general eye care products, rose 10.5% to $682 million in the nine months ended September 30, 2010, compared to $617 million in the nine months ended September 30, 2009. The effect of favorable exchange rates increased global sales of our consumer eye care products 2.4%. Excluding the effect of foreign exchange fluctuations, our sales of consumer eye care products would have grown 8.1% over the prior year.

Sales of our contact lens disinfectants climbed 7.6% in the nine months ended September 30, 2010 compared to the same period in 2009, mostly as a result of volume growth. The impact of foreign exchange fluctuations increased sales of contact lens disinfectants by 2.0%.

Sales of our artificial tears products grew 18.8% over the same period in 2009. Excluding the 2.9% effect of foreign exchange fluctuations, sales of our artificial tears products would have improved 15.9%, primarily from volume growth in both the United States and International business segments. Market share growth of the *Systane*® family of lubricant eye drops drove this performance.

Sales of our other consumer eye care products were flat at $68 million in the nine months ended September 30, 2010 and 2009. Excluding the 2.9% effect of foreign exchange fluctuations, sales of our other consumer eye care products would have decreased 2.9%. The constant currency decrease reflected growth in retailer and coupon discounts on consumer eye care products.

Gross Profit

Gross profit increased 14.1% to $4,127 million in the nine months ended September 30, 2010 from $3,616 million in 2009. Gross profit increased as a percent of sales to 76.9% in the nine months ended September 30, 2010 from 75.6% in 2009.

During the nine months ended September 30, 2010, advancements in our sales reporting system permitted us to better estimate allowable deductions from sales in the calculation of accrued royalties. This change in estimate resulted in a $24 million addition to gross profit during the first quarter of 2010. The remaining gross profit margin reflected differences in foreign currency exchange rates, the effects of price increases in the United States, lapping the severance charges for the first quarter of 2009 and improvements in product sales mix, which were offset somewhat by increased rebates from the enactment of U.S. healthcare reform legislation and the loss of gross margin on sales of tobramycin/dexamethasone combination products from generic competition to *TobraDex*®.

Operating Expenses

Selling, general and administrative expenses increased 6.9% to $1,511 million in the nine months ended September 30, 2010 from $1,414 million in 2009, primarily due to foreign exchange impacts, partially offset by lapping the 2009 charges for a reduction in force. In 2009, we experienced in-period costs of $10 million for a reduction in workforce. Selling, general and administrative expenses decreased as a percentage of sales to 28.2% from 29.6% in 2009. Although these expenses rose in 2010, disciplined cost management controlled their increase to levels below sales growth.

Research and development expenses increased 16.5% to $537 million (or 10.0% of sales) in the nine months ended September 30, 2010 from $461 million (or 9.6% of sales) in 2009. The increase in research and development expenses represented a continued investment across pharmaceutical, surgical and consumer eye care product lines. The 2009 expense included $6 million of in-period costs for reductions in workforce. The increase in research and development expenses included operations of our ESBATech biotech laboratories, acquired in September 2009.

Amortization of intangibles increased to $39 million in the nine months ended September 30, 2010, from $17 million in 2009. The increase arose from amortization of licenses and technology related to ESBATech, acquired in September 2009, and other acquisitions and asset purchases in 2010.

Other operating expenses of $141 million for the nine months ended September 30, 2010 represented costs related to the change of majority ownership arising from Novartis's purchase of its majority interest in Alcon from Nestlé on August 25, 2010, as discussed in note 13 to the condensed consolidated financial statements, and legal and other costs to support Alcon's board of directors in its evaluation of Novartis's merger proposal. The change of control accelerated the recognition of certain compensation expenses, including pensions ($97 million) and share-based payments ($8 million).

Operating Income

Operating income increased 10.2% to $1,899 million in the nine months ended September 30, 2010 from $1,724 million in 2009. This improvement in 2010 reflected the sales growth, the change in estimating royalties, lapping the 2009 charges for a reduction in force, disciplined cost management discussed above and foreign currency exchange fluctuations. These were offset somewhat by increases in amortization and the change of control triggered costs mentioned above.

Alcon United States business segment operating income increased 14.6% to $1,451 million, or 60.0% of sales, in the nine months ended September 30, 2010 from $1,266 million, or 58.0% of sales, in 2009. Operating income as a percent of sales improved in 2010 as a result of sales volume growth, price increases, change in the estimating of royalties and disciplined cost management.

Alcon International business segment operating income increased 18.0% to $1,307 million, or 44.3% of sales, in the nine months ended September 30, 2010 from $1,108 million, or 42.6% of sales in 2009. In 2010, the operating income margin improved as a result of sales growth, foreign exchange fluctuations, and improved operating expense ratio leverage.

Operating income for the Alcon United States and Alcon International business segments does not include: (1) certain manufacturing costs (e.g., manufacturing operation period costs and manufacturing variances); (2) all research and development costs other than regulatory costs; (3) certain other general corporate expenses; and (4) share-based compensation.

Interest and Other Income (Expenses)

Interest income fell 40.5% to $22 million in the nine months ended September 30, 2010 from $37 million in 2009, primarily as a result of lower short term interest rates, partially offset by higher balances of cash and cash equivalents in 2010. Interest expense decreased 46.2% to $7 million in the nine months ended September 30, 2010 from $13 million in 2009, resulting from decreased borrowings and slightly lower interest rates.

Other, net, included gains (losses) on investments for the nine months ended September 30, 2010 and 2009 as follows:

	Nine Months Ended September 30,	
	2010	2009
	(in millions)	
Realized gains (losses) on sale of investments	$ 32	$ (61)
Unrealized gains (losses) on investments classified as trading securities	5	73
Other	(1)	--
Total	$ 36	$ 12

Alcon and its subsidiaries invest cash generated from operations to fund ongoing operating expenses, research and development and long term corporate liabilities. The majority of the funds needed to accommodate expenses and liabilities are invested in cash and cash equivalents, the income from which is recorded in interest income. Despite the significant weighting to cash, the Company does have material exposure to fixed income securities. Investment gains during the nine months ended September 30, 2010 reflected the liquidation of the Company's remaining positions in a bank loans fund, a mortgage-backed securities fund and equities.

The Company had material exposure during the first half of 2009 to the following investment markets: fixed income securities, hedge funds, senior secured bank loans funds, equities and real estate investment trusts. The Company sold its investments in real estate investment trusts, a portion of its fixed income securities and a portion of the senior secured bank loans funds portfolio in the first quarter of 2009. The realized losses on sale of investments in the nine months ended September 30, 2009 reflected the sale of these instruments, for which the majority of the losses were recognized as unrealized losses on trading securities during fiscal year 2008. The Company also requested redemption of its investments in hedge funds in 2009 and the balance in hedge funds has declined to $6 million at September 30, 2010.

Income Tax Expense

Income tax expense increased to $257 million in the nine months ended September 30, 2010 from $210 million in the same period of 2009. The effective tax rate was 13.2% in the nine months ended September 30, 2010, compared to 11.9% in the nine months ended September 30, 2009.

The higher effective tax rate for the nine months ended September 30, 2010 reflected differences in product and geographic earnings mix, a $25 million tax charge from the newly enacted provisions of U.S. healthcare reform laws (discussed below), period benefits related to change of majority ownership charges and the expiration of the U.S. research and experimentation tax credit at the end of 2009.

Net Earnings

Net earnings increased 9.0% to $1,689 million in the nine months ended September 30, 2010 from $1,549 million in 2009. This increase resulted from 2010 sales growth, the change in estimating royalties, disciplined cost management, the costs recognized in 2009 for the reduction in workforce and improved financial investment returns, which together exceeded the change of majority ownership costs.

Liquidity and Capital Resources

Change of Majority Ownership

As discussed in note 13 to the condensed consolidated financial statements, Novartis exercised its call option to purchase all of Nestlé's Alcon common shares. The transaction under the option right was consummated on August 25, 2010. The consummation triggered change of control provisions in certain retirement plans for Company employees, the Company's share-based awards plan (including the vesting of certain outstanding share-based awards) and other agreements.

The Alcon Executive Retirement Plans Grantor Trust Agreement provides for the Company to fund the current actuarially determined present value of the aggregate accrued pension benefits of all participants in the event the Company undergoes a change of control. Due to the change in majority ownership, a contribution of $152 million to the trust was required and funded during the third quarter of 2010.

Certain U.S. non-qualified defined benefit plans contain change of control provisions that required the Company to recognize immediately special termination benefits and curtailment charges, and that accelerated payments of related pension benefits. As a result, the Company recognized $97 million in other operating expenses during the period in which the change of majority ownership occurred.

In certain countries, the Company's employees participate in defined benefit plans of Nestlé. No separate valuations for the Company's employees historically have been prepared for the plans, as they are not individually significant to the Company or to Nestlé. Accordingly, these plans have been treated as multi-employer plans. Annual contributions to these plans were determined by Nestlé and charged to the Company. Due to the change of majority ownership, most participants in these plans will be migrated to other plans, and additional contributions by the Company may or may not be required in any new single-employer plans.

Upon the change of control in the ownership of Alcon, the Company's share-based compensation awards granted to employees prior to January 1, 2009 vested immediately. The acceleration of vesting increased other operating expenses by $8 million. However, the vesting of similar awards granted after January 1, 2009 will accelerate only if the respective participant's employment with the Company or its successor is terminated without cause, or by the participant under certain circumstances, within six months preceding or during the two years following a change of control.

On July 7, 2010, the Company created and funded $50 million to the Alcon Litigation Trust pursuant to a resolution of the Alcon board of directors, as discussed in note 13 to the condensed consolidated financial statements. The trust agreement sets forth the conditions under which the trust may expend the funds and provides that, upon termination of the trust, its remaining property will be returned to the Company. Accordingly, the Company recorded the initial funding as an asset that subsequently may decrease in carrying amount to the extent the trust expends its funding.

Cash, Debt and Liquidity

At September 30, 2010, the Company reported cash and cash equivalents of $2,196 million, short term borrowings and total debt of $342 million and consolidated shareholders' equity of $6,727 million. As part of our cash management strategy, the Company maintains large balances of cash and cash equivalents in Switzerland and Bermuda, while the Company's debt is borrowed in subsidiary operating companies located elsewhere.

The Company maintains an irrevocable Rabbi trust called the Alcon Executive Retirement Plans Grantor Trust. The trust is held and invested in an unfunded arrangement for the eventual payment of benefits to participants under certain defined benefit pension plans of the Company. The assets of the trust are restricted to the payment of pension benefits except under certain conditions, such as the Company's insolvency or termination of the trust. The Alcon Executive Retirement Plans Grantor Trust Agreement provides for the Company to fund the current actuarially determined present value of the aggregate accrued pension benefits of all participants upon the change of control in the ownership (discussed in note 13). Based on actuarially determined pension benefit projections and market conditions, the Company contributed $152 million during the third quarter of 2010 to satisfy this requirement. The assets of the trust are primarily the cash surrender value ($276 million as of September 30, 2010) of company owned life insurance policies purchased from a related captive insurance company subsidiary and cash equivalents ($152 million as of September 30, 2010).

In order to receive an expedited return in 2009 of assets held by Lehman Brothers International (Europe) London (in administration) as discussed in note 14 to the condensed consolidated financial statements, Alcon has agreed to return any assets which the Joint Administrators determine should not have been disbursed in settlement. The amount of funds to be returned, if any, would result from the determination by the Joint Administrators that the rights of another claimant in the proceeding have precedence over the Company's claim.

U.S. Healthcare Reform

In March 2010, the United States government enacted legislation that is expected to have far reaching implications for the healthcare industry. The U.S. Department of Health and Human Services has broad discretion to interpret certain sections of these new laws, and numerous regulations are anticipated to follow. The more significant changes and their estimated effects on the Company for 2010 and future years are discussed below.

- Beginning January 1, 2010, the legislation increases the Medicaid drug rebate minimum percentage for single source and innovator multiple source drugs from 15.1% to 23.1% of average manufacturer price and for non-innovator multiple source drugs from 11% to 13%. The legislation further extends this drug rebate to utilization made through risk-based, Medicaid managed care plans. This portion of the legislation was effective as of the date of enactment (March 23, 2010). The impact of this legislation has been to increase rebates paid by Alcon. It also may have an indirect impact on overall rebates paid to managed care organizations.

- Beginning January 1, 2011, pharmaceutical manufacturers must enter into agreements with the U.S. government to provide a 50% discount on covered brand name Medicare Part D drugs for eligible Part D enrollees in the coverage gap. The legislation required the U.S. government to establish a model agreement with pharmaceutical manufacturers. This has been completed and most manufacturers, including the Company, have signed the agreement. The discounts are excluded from "Best Price" for Medicaid rebate purposes. This will increase the Company's discounts beginning in 2011. To the extent patients were foregoing purchasing their medicines once they entered the Medicare Part D coverage gap, this provision could result in a modest increase in prescriptions, although at a lower price.

- The legislation also expands the section 340B drug discount program eligibility to the outpatient settings of qualified children's hospitals, free-standing cancer centers, critical access hospitals, rural referral facilities, and sole community hospitals with disproportionate share adjustment percentages equal to or greater than 8%. This will effectively increase volume to those facilities where we offer larger discounts.

- The legislation imposes a non-deductible pharmaceutical industry fee, requiring brand manufacturers to pay an annual fee in the aggregate of $2.5 billion in 2011, escalating to $4.1 billion in 2018. The fee is allocated to individual companies based on each manufacturer's proportion of total specified government program sales as a percentage of the entire brand manufacturing industry total of specified government program sales. We believe there will be no fees recognized in 2010. If the legislation had applied to 2010 and based on our 2009 sales and our assumptions about which sales will be subject to the fee, we estimate its effect on the Company would have been less than $10 million.

- The legislation imposes a 2.3% excise tax on the sale of medical devices (as defined in section 201(h) of the Federal Food, Drug and Cosmetic Act) intended for humans. This provision becomes effective for sales after December 31, 2012 and will likely be imposed on a majority of the Company's surgical revenue but will exclude sales of our over-the-counter products such as contact lens disinfectants, artificial tears, and ocular vitamins. If the legislation had applied to 2010 and based on our 2009 sales and our assumptions about which products will be subject to the tax, we estimate its effect on the Company would have been less than $30 million.

- The legislation likely will increase the population that will have access to drugs by expanding Medicaid eligibility to 133% of the Federal Poverty Level. It also will create separate health benefit exchanges through which individuals and small businesses can purchase coverage. Quantifying this impact is not possible at this time. This portion of the legislation does not go into effect until January 1, 2014.

- Finally, the legislation changes the taxation of subsidies received by employers as a result of funding prescription drug benefits for retirees under the Medicare Prescription Drug Improvement and Modernization Act of 2003. The elimination of this benefit resulted in an initial $25 million charge to income taxes in the first quarter of 2010 and is expected to add an annual income tax cost of approximately $4 million at today's tax rates.

We anticipate that the provisions in the first and third bulleted paragraphs above will decrease sales by $20 million for 2010, including $15 million recognized in the first nine months.

Contingencies

On May 6, 2010, we commenced a voluntary corrective action on our *CONSTELLATION*® vision system that the U.S. Food and Drug Administration ("FDA") has classified as a Class 1 recall. We have submitted a 510(k) application to the FDA requesting approval of software and hardware modifications to the system. We do not expect this action to have a material impact on our financial results.

We are aware of and are monitoring issues regarding climate change regulations but have not identified impacts on our operations of a material nature.

As further discussed in note 14 to the condensed consolidated financial statements, the Company and its subsidiaries are parties to a variety of legal proceedings arising from the Novartis merger proposal and out of the ordinary course of business, including proceedings relating to product liability and patent infringement. The Company believes that it has valid defenses and is vigorously defending the litigation pending against it.

While the results of the aforementioned contingencies cannot be predicted with certainty, management believes that the ultimate liability, if any, will not have a material adverse effect on the Company's consolidated financial position or results of operations. Litigation contingencies are subject to change based on settlements and court decisions.

Cash Flows

During the nine months ended September 30, 2010, the Company generated operating cash flow of $1,764 million, decreased slightly from $1,775 million in 2009. Although operating cash flow in 2010 benefited from improved net earnings, reductions in deferred income tax expense and variations in the accrued liabilities levels reduced operating cash flow from the prior year.

Investing Activities

Net cash used in investing activities in the nine months ended September 30, 2010 was $1,349 million, compared to $250 million used in investing activities in 2009. Sales and maturities of investments provided cash from investing activities to a greater extent in 2009 than in 2010, as certain adjustments were made in the investment portfolio. The Company increased its investing activities in 2010 through two acquisitions, the purchase of intangible assets and adjustments to the investment portfolio.

Capital expenditures in 2010 decreased slightly from 2009. Our capital expenditures were made principally to expand and upgrade our manufacturing and research and development facilities and other infrastructure. In 2009, we broke ground to build a facility in Singapore for the manufacture of pharmaceuticals to be distributed throughout most of Asia. Construction continued in 2010 and we took possession of the plant near the end of August 2010. We plan for the 331,000 square foot facility to be fully functional in 2012.

In January 2010, we acquired Optonol, Ltd., a medical device company that develops, manufactures and markets novel miniature surgical implants used to lower intraocular pressure in patients with glaucoma. With this acquisition, Alcon acquired Optonol's *Ex-PRESS*® ophthalmic glaucoma device. This medical device will complement Alcon's pharmaceutical products that lower intraocular pressure in patients with glaucoma and ocular hypertension, and will be additive to the Company's growth opportunities.

The device is currently reimbursed in the U.S by Medicare and other payors, and it is also approved and currently marketed in Europe, Canada, Australia and several other countries. Because the product is already approved in the United States and other major markets, it began contributing commercially in the first quarter of 2010.

In the first quarter of 2010, we also purchased certain intangible assets. The intangible assets included the technology and licenses to manufacture, market and sell *Durezol*® ophthalmic steroid for post-surgical ocular pain and inflammation.

On August 18, 2010, the Company acquired 100% of the outstanding common shares of LenSx Lasers, Inc. LenSx is a privately held company that has developed the first femtosecond laser to receive U.S. Food and Drug Administration clearance for use as a complementary technology in cataract surgery. LenSx's laser will enable surgeons to perform specific steps of the traditional cataract procedure with micron-level laser precision, including the capsulorhexis, scleral and corneal incisions and segmentation of the lens. Currently these steps are done manually with surgical instruments.

The Company paid $367 million in cash at closing to LenSx shareholders for their shares. The acquisition also provides for maximum contingent payments of $383 million based upon the achievement and over-achievement of future femtosecond unit and procedure fee revenue milestones.

Financing Activities

During the nine months ended September 30, 2010, we decreased our short term borrowings by $325 million. Our short term borrowings are discussed more fully under "Credit and Commercial Paper Facilities" below.

In February 2010, approximately 1.3 million employee share-settled stock appreciation rights and approximately 168,000 employee stock options became exercisable. The exercise price applicable to these instruments was $130.56 per share. During 2010, more than 2 million stock options were exercised, providing proceeds of $145 million to the Company, and more than 1 million share-settled stock appreciation rights were exercised.

We intend to issue new common shares from conditional capital for the exercise of stock options held by employees that were granted in 2002 and 2003, as well as for share-based awards granted after December 31, 2007. Since 2002, the Company's board of directors has authorized the purchase on the open market of up to 27 million Alcon common shares to, among other things, satisfy the exercise of equity awards granted to employees that are scheduled to become exercisable in 2007 through 2012. To the extent such share purchases are not required for employee awards, the board may present the shares for approval of cancellation at future shareholders' meetings.

In December 2008, as a result of the agreement between Novartis and Nestlé discussed in note 13 to the condensed consolidated financial statements, the Company discontinued the purchase of Alcon common shares in the open market under all share repurchase programs. However, the Company continues to acquire shares withheld from employees' exercises of share-based awards to cover their taxes.

The payment of dividends is subject to the availability of retained earnings or dividendable reserves under Swiss law, the proposal by our board of directors, and ultimately the approval of our shareholders. Future dividend payments will depend on various factors, including our net earnings, financial condition, cash requirements, future prospects and other factors deemed relevant by our board of directors in their proposal for approval to the shareholders. On May 20, 2010, we declared a dividend of CHF 3.95 per common share, or approximately $3.44 per common share at the exchange rate in effect on May 20, 2010, totaling $1,037 million.

Capital Resources

We expect to meet our current working capital and liquidity needs primarily through cash and cash equivalents, the liquidation of short term investments, and, to the extent necessary, short term borrowings. We expect to meet future liquidity requirements through operating cash flows, cash and cash equivalents, the liquidation of short term investments and, to the extent necessary, issuance of short term or long term debt. We believe this combination would be sufficient to fund our liquidity requirements, even if our sales were adversely affected as compared to expectations.

Credit Facilities and Debt

During the third quarter of 2010, the Company repaid and terminated its commercial paper facility. Alcon's subsidiaries had third-party lines of credit, including bank overdraft facilities, totaling approximately $882 million under which there was an aggregate outstanding balance of $282 million at September 30, 2010. Most of the credit facilities have terms for less than one year and accrue interest at a rate consistent with local borrowing rates. In aggregate, these facilities had a weighted average interest rate of 2.76% at September 30, 2010.

As of September 30, 2010, the Company had a bank loan for Japanese yen 5.0 billion ($60 million) maturing in January 2011 arranged by ABN AMRO for our subsidiary in Japan. The change in majority ownership allowed the lenders to accelerate the repayment; however, the lenders have not opted to do so.

Valuation of Financial Instruments

The Fair Value Measurements and Disclosures Topic of the FASB's Accounting Standards Codification ("ASC") defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and enhances disclosure requirements for fair value measurements.

The Company has hired investment managers to invest funds primarily in liquid, short term high-quality fixed income investments or equity securities. The investments are held at a global custodian and priced using the custodian's pricing matrix, which primarily includes broker/dealer quotes in active markets. The pricing on these securities has not been adjusted by the Company. We have reviewed our global custodian's pricing source hierarchy, which details the preferred pricing source and method for each asset class. Due to the nature of the pricing sources, the Company has classified these investments as either Level 1 or Level 2.

As indicated in note 6 to the condensed consolidated financial statements, financial assets presented at fair value and categorized as Level 3 were corporate investments held in funds professionally managed by investment managers. These Level 3 financial assets were marked to net asset values furnished in statements received from fund custodians, whose statements reflect valuations conducted according to their respective fund pricing policies and asset types. The Company evaluated these pricing policies utilized by the investment advisors and validated certain fair value measurements.

As discussed in note 6 to the condensed consolidated financial statements, in connection with certain acquisitions, the Company agreed to potential contingent payments, with an estimated fair value of $160 million, upon the achievement of certain future research and development milestones and/or certain revenue objectives. These contingent liability payments were classified as Level 3 under the fair value hierarchy and were valued using discounted probability weighted cash flow models. The sensitivities of the estimates to the assumed probabilities are discussed in that same note.

The Company's financial assets and liabilities presented at fair value and categorized as Level 3 as of September 30, 2010 and December 31, 2009 were summarized in the table presented below:

	September 30, 2010	December 31, 2009
	(in millions)	
Level 3 assets	$ 6	$ 22
Total assets	$ 9,457	$ 8,686
Total financial assets measured at fair value	$ 1,040	$ 559
Level 3 assets as a percent of total assets	Less than 1%	Less than 1%
Level 3 assets as a percent of total financial assets measured at fair value	1%	4%
Level 3 liabilities	$ 160	$ 71
Total liabilities	$ 2,730	$ 2,781
Total financial liabilities measured at fair value (including short term borrowings)	$ 521	$ 736
Level 3 liabilities as a percent of total liabilities	6%	3%
Level 3 liabilities as a percent of total financial liabilities measured at fair value	31%	10%

For a further discussion regarding the measurement of financial instruments, see note 6 to the condensed consolidated financial statements.

Market Risks

Interest Rate Risks

We are exposed to interest rate risks through short term floating rate investments that exceed our short term floating rate loans. Rising interest rates will increase net interest income, while falling rates will reduce it. We evaluate the use of interest rate swaps and periodically use such agreements to manage our interest rate risk on selected debt instruments.

Credit Risks

In the normal course of our business, we incur credit risk because we extend trade credit to our customers. We believe that these credit risks are well diversified, and our internal staff actively manages these risks. Our principal concentrations of trade credit are generally with large and financially sound corporations, such as large retailers and grocery chains, drug wholesalers and governmental agencies. It is not unusual for our five largest customers in the United States to represent in the aggregate approximately 15% of the outstanding balance of our gross accounts receivable. No single customer accounted for more than 10% of the Company's consolidated sales in the nine months ended September 30, 2010.

In connection with our sales of surgical equipment, we frequently finance the purchase of our equipment and enter into leases and other financial transactions with our customers. In general, these loans and other transactions range in duration from one to five years and in principal amount range from $15,000 to $500,000. We conduct credit analyses of the customers to whom we extend credit and secure the loans and leases with the purchased surgical equipment. Over the last 23 years, we have offered financing programs for surgical equipment and losses have not been material to our operations. In countries that may be subject to high inflation, the credit risks to which we are exposed can be larger and less predictable.

We conduct some of our business through export operations and are exposed to country credit risk. This risk is mitigated by the use, where applicable, of letters of credit confirmed by large commercial banks in Switzerland and the United States.

In certain countries in the European Union, many of our government customers have significantly delayed payment of amounts owed to us for their purchase of our products. This has increased our exposure to credit risk in these countries. We regularly review these risks and take appropriate actions related to them.

Currency Risks

We are exposed to market risk from changes in currency exchange rates that could impact our results of operations and financial position. We manage our exposure to these currency risks through our regular operating and financing activities and, when appropriate, through the use of derivative financial instruments. We use foreign currency derivative financial instruments as risk management tools.

We use foreign currency forward contracts and options to manage the volatility of non-functional currency cash flows resulting from changes in exchange rates. Foreign currency forward contracts are primarily used to hedge intercompany purchases and sales. The use of these derivative financial instruments allows us to reduce our overall exposure to exchange rate fluctuations, since the gains and losses on these derivative contracts substantially offset losses and gains on the assets and liabilities being hedged.

New Accounting Standards

In September 2009, the FASB issued Accounting Standards Update No. 2009-13, "Multiple-Deliverable Revenue Arrangements-a consensus of the FASB Emerging Issues Task Force." This update provides amendments to ASC Topic 605, "Revenue Recognition" for the measurement of revenue under multiple-deliverable revenue arrangements. The update is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after September 15, 2010. The Company continues to review this update and has not yet determined the impact, if any, of its adoption on the Company's consolidated financial statements.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Currency Risk

Because a significant portion of our revenues and earnings are denominated in foreign currencies, we are exposed to market risk from changes in currency exchange rates that could impact our results of operations and financial position. We manage our exposure to these currency risks through our regular operating and financing activities and, when appropriate, through the use of derivative financial instruments.

We use foreign currency forward contracts and options to manage the volatility of non-functional currency monetary assets and liabilities resulting from changes in exchange rates. Foreign currency forward contracts are used primarily to hedge intercompany receivables and payables. The use of these derivative financial instruments allows us to reduce our overall exposure to exchange rate fluctuations, since the gains and losses on the derivative contracts substantially offset losses and gains on the underlying assets and liabilities being hedged.

The fair value of foreign currency forward contracts is subject to changes in currency exchange rates. Because we target hedging less than 100% of currency risk, we believe that any gains or losses to foreign currency forward contracts resulting from exchange rate fluctuations would primarily offset gains or losses on the underlying foreign currency assets or liabilities. Regarding foreign currency forward contracts, an instantaneous 10% appreciation in the value of foreign currencies against the U.S. dollar at September 30, 2010 would have decreased our earnings before income taxes by approximately $65 million. We believe that such losses would be primarily offset by gains on the underlying foreign currency assets or liabilities.

At September 30, 2010, our financial instruments included $650 million equivalent notional amount of foreign currency forward contracts intended to offset potential earnings effects from intercompany receivables and loans (denominated in various currencies) held by a Swiss subsidiary.

Interest Rate Risks

Because we have previously, and expect to continue, to finance our operations, in part, through loans, we are exposed to interest rate risks that could impact our results of operations and financial position. At September 30, 2010, the majority of our borrowings were short term, floating rate loans that will become more expensive when interest rates rise and less expensive when they fall. We have partly mitigated this risk by investing our cash, cash equivalents and short term investments in floating rate investments. We evaluate the use of interest rate swaps and periodically use such agreements to manage interest rate risk on selected debt instruments.

In January 2001, we entered into a 10-year interest rate swap with a notional amount of 5 billion Japanese yen, effectively converting our 5 billion Japanese yen fixed interest rate (1.6%) obligation to a floating rate LIBOR (0.2% at September 30, 2010) instrument. At September 30, 2010, the fair value of the interest rate swap was less than $1 million, based on market data including the relevant interest rate. The equivalent notional principal amount at September 30, 2010 was $60 million.

At September 30, 2010, our interest rate sensitivity was largely dependent on the following balance sheet components:

Interest Rate Sensitivity

	Fair Value/ Notional Amount Segment	Annual Pretax Earnings Effect	
		100 Basis Points Decrease in Rates	100 Basis Points Increase in Rates
Variable Rate Instruments		(in millions)	
Assets:			
Cash and Cash Equivalents - Variable Rate	$ 2,196	$ (22)	$ 22
Liabilities:			
Short Term Debt - Variable Rate	282	3	(3)
Interest Rate Swaps – Variable Rate	60	1	(1)
Net		$ (18)	$ 18

Additionally, the Company holds fixed income portfolios with various strategies, all of which are actively managed within specific risk parameters. The market value of the Company's fixed income portfolios classified as available-for-sale investments was approximately $1,034 million at September 30, 2010; of which $507 million were U.S. government and agency securities, $12 million were mortgage-backed securities, $494 million were corporate debt securities, $18 million were foreign government bonds and $3 million were state and municipal securities.

Equity and Other Market Risk

Management reevaluated the Company's overall investment portfolio strategy and mix of investments in light of market conditions late in 2008. In December 2008, the board of directors authorized the Company to liquidate holdings in hedge funds and real estate investment trusts in an effort to reduce investment portfolio volatility. In January 2009, the Company sold its investment in real estate investment trusts. The Company has filed redemption requests with the managers of the hedge funds and received the majority of the proceeds of these redemptions during 2009. Proceeds from these liquidations in 2009 were reinvested primarily in cash, cash equivalents and investment-grade fixed income investments. The Company expects to receive additional proceeds from the remaining hedge funds redemptions during 2010 and possibly 2011.

The Company's hedge fund investments are professionally managed by firms with long term performance records. Asset allocation and manager performance are monitored regularly. At September 30, 2010, the fair value of the Company's hedge funds was $6 million. The hedge funds were classified as trading securities.

The values of these investments are subject to market price volatility. The potential impact to the fair value of this portion of the investment portfolio assuming a hypothetical change in value of each security of a decline and an increase of 10% would be reduction of $1 million or an increase of $1 million, respectively. While actual market prices for individual securities of this type can be volatile, this sensitivity assumes that all securities in the portfolio exhibit the same volatility concurrently. Security market prices change in a more complex fashion than presented.

ITEM 4. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table provides information with respect to purchases made during the nine-month period ended September 30, 2010 by or on behalf of Alcon or any "affiliated purchaser" of Alcon common shares that are registered pursuant to section 12 of the Exchange Act.

PURCHASES OF EQUITY SECURITIES

Period	Total Number of Shares Purchased (a)(b)(c)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (a)(b)(c)	Maximum Number of Shares That May Yet Be Purchased under the Plans or Programs (d) (e)
January 1 to 31, 2010	4,369	$ 155.67	4,369	1,759,660
February 1 to 28, 2010	41,175	157.58	41,175	1,718,485
March 1 to 31, 2010	10,204	162.33	10,204	1,708,281
April 1 to 30, 2010	19,028	152.88	19,028	1,689,253
May 1 to 31, 2010	1,174	151.76	1,174	1,688,079
June 1 to 30, 2010	820	148.21	820	1,687,259
July 1 to 31, 2010	1,560	152.89	1,560	1,685,699
August 1 to 31, 2010	74,600	160.28	74,600	1,611,099
September 1 to 30, 2010	28,456	165.21	28,456	1,582,643
Total	181,386	159.49	181,386	N/A

(a)   Based on settlements occurring within the month.

(b)   Shares purchased include shares withheld to cover employee taxes under provisions of employee share-based compensation plans.

(c)   In addition to the purchases disclosed in this table, during 2009 the Company also acquired 239 treasury shares from forfeitures of restricted shares by employees who terminated employment with the Company before vesting in such shares.

(d)   On September 7, 2007, Alcon's board of directors authorized the purchase in the market of up to an additional 2,000,000 Alcon common shares. The Company plans to use the acquired shares to cover expected future exercises of employee share-based awards. From time to time, the Company may purchase shares in the open market.

(e)   In 2008, as a result of the agreement between Nestlé and Novartis discussed in note 13 to the condensed consolidated financial statements, the Company halted the purchase of Alcon common shares in the open market under all share repurchase programs. However, the Company has continued to acquire shares withheld from employees' exercises of share-based awards to cover their taxes.

CAUTION CONCERNING FORWARD LOOKING STATEMENTS

This report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements principally relate to statements regarding the expectations of our management with respect to the future performance of various aspects of our business. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by our forward-looking statements. Words such as "may," "will," "should," "could," "would," "expect," "plan," "anticipate," "believe," "intend," "estimate," "project," "predict," "potential" and similar expressions are intended to identify forward-looking statements. These statements reflect the views of our management as of the date of this report with respect to future events and are based on assumptions and subject to risks and uncertainties and are not intended to give any assurance as to future results. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Factors that might cause future results to differ include, but are not limited to, the following: the development of commercially viable products may take longer and cost more than expected; changes in reimbursement procedures by third-party payors; competition may lead to worse than expected financial condition and results of operations; foreign exchange rate fluctuations may negatively affect our financial condition and results of operations; pending or future litigation may negatively impact our financial condition and results of operations; litigation settlements may negatively impact our financial condition and results of operations; resources devoted to research and development may not yield new products that achieve commercial success; changes caused by regulatory or market forces in the prices we receive for our products; the impact of any future events with material unforeseen impacts, including, but not limited to, war, natural disasters, or acts of terrorism; inability to attract qualified personnel, which could negatively impact our ability to grow our business; difficulty protecting our intellectual property rights; the occurrence of environmental liabilities arising from our operations; a weakening economy could affect demand for our products; product recalls or withdrawals may negatively impact our financial condition or results of operations; government regulation or legislation may negatively impact our financial condition or results of operations; changes in tax law or regulations in jurisdictions in which we and our subsidiaries are subject to taxation may adversely impact our financial performance; supply and manufacturing disruptions could negatively impact our financial condition or results of operations; and the occurrence of any losses from property and casualty, general liability, business interruption and environmental liability risks could negatively affect our financial condition because we self-insure against those risks through our captive insurance subsidiaries. You should read this report with the understanding that our actual future results may be materially different from what we currently expect. We qualify all of our forward-looking statements by these cautionary statements. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

TRADEMARKS

Trademarks used by Alcon appear in this report and are the property of or are licensed by one of Alcon's subsidiaries. *Cipro*® and *CIPRODEX*® are registered trademarks of Bayer AG, licensed to Alcon by Bayer Schering Pharma AG. Moxifloxacin, the primary ingredient in *Vigamox*®, is licensed to Alcon by Bayer Schering Pharma AG.

ITEM 5. EXHIBITS

101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF	XBRL Taxonomy Definition Linkbase Document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcon, Inc.
(Registrant)

Date: October 29, 2010   By   /s/ Joanne Beck
                                    Name: Joanne Beck
                                    Title: General Manager

Date: October 29, 2010   By   /s/ Stefan Basler
                                    Name: Stefan Basler
                                    Title: Attorney-in-fact